Pharmaceutical • Biopharmaceutical • Specialty Chemicals • Agricultural • Nutraceutical

ACETO

The Global Leader in Sourcing, Quality Assurance, Regulatory Support, Marketing & Distribution

2008 Annual Report

Operating as a virtual manufacturing firm, Aceto facilitates the global sourcing, quality assurance, regulatory support, marketing and distribution of chemicals used principally as raw materials in the pharmaceutical, agricultural, color, surface coating/ink and general chemical industries.

Company Profile

Aceto Corporation, incorporated in 1947, is a global leader in the sourcing, quality assurance, regulatory support, marketing and distribution of chemically derived pharmaceuticals, biopharmaceuticals, specialty chemicals and agrochemicals. With a physical presence in ten countries, we distribute over 1,000 chemicals and pharmaceuticals used principally as raw materials in the pharmaceutical, agricultural, color, surface coating/ink and general chemical consuming industries. Our global operations, including a staff of 26 in Shanghai and 10 in India, are unique in our industry and enable our worldwide sourcing and regulatory capabilities. We source approximately two thirds of our products from Asia, buying from approximately 500 companies in China and approximately 200 companies in India.

Aceto's business is organized along product lines into three segments—Health Sciences (59% of fiscal 2008 sales), Chemicals & Colorants (36% of fiscal 2008 sales) and Crop Protection (5% of fiscal 2008 sales).

Importantly, beyond "traditional distribution," we add value for our customers and suppliers in terms of product development, providing access to new markets, plant audits, regulatory support, financial planning and logistics. Our revenue base is diverse, with no customer or product accounting for more than10% of our overall business.

ACETO

Financial Highlights

Fiscal Years Ended June 30,	**2008**	2007	2006	2005	2004[1]
In thousands, except per share data					
Net Sales	**$359,591**	$313,473	$297,328	$313,431	$296,646
Net Income	**13,473**	10,212	9,237	10,015	13,067
At Year-End					
Cash and Short-Term Investments	**$ 47,063**	$ 35,356	$ 37,041	$ 25,018	$ 33,218
Working Capital	**128,786**	112,930	104,707	94,249	86,420
Long-Term Bank Debt	**—**	—	—	—	—
Shareholders' Equity	**140,409**	124,827	115,053	107,655	100,266
Per Common Share [2]					
Net Income (diluted)	**$0.54**	$ 0.41	$0.38	$0.41	$0.53
Shareholders' Equity	**$5.74**	$ 5.13	$4.74	$4.43	$4.16
Cash Dividends	**$0.25[3]**	$0.175	$0.15	$0.15	$0.11

(1) Includes the acquisition of Pharma Waldhof on December 31, 2003.
(2) Adjusted for stock splits, effected in the form of dividends, as appropriate.
(3) Includes $0.05 special dividend paid to shareholders on March 7, 2008.

Dear Fellow Shareholders:



Leonard S. Schwartz
Chairman,
Chief Executive Officer and President

I am extremely pleased with the record operating results that we achieved in fiscal 2008. This marked the second consecutive fiscal year in which Aceto has reported record levels of both net sales and gross profit. I am pleased to share with you our 2008 fiscal year results and highlight some of our current Strategic Initiatives which we believe will be the drivers for Aceto's future growth.

Fiscal 2008 Financial Results

For the fiscal year ended June 30, 2008, net sales grew 14.7% to a record level of $359.6 million compared to $313.5 million in fiscal 2007. Our gross profit increased 23.5% to $67.3 million, a record level for the Company, compared to $54.5 million in fiscal 2007 and our gross margin increased to 18.7% from 17.4% in the last fiscal year. Operating income increased 41.9% to $21.4 million in fiscal 2008 from $15.1 million in fiscal 2007. Pre-tax income from continued operations increased 43.9% to $22.2 million in fiscal 2008 from $15.4 million in fiscal 2007. Net income was $13.5 million or $0.54 per diluted share in fiscal 2008, compared to $10.2 million or $0.41 per diluted share in fiscal 2007.

Strategic Initiatives

As we discussed in last year's Annual Report, we have several current initiatives for growth which we call Strategic Initiatives. These Strategic Initiatives represent areas where we believe there is a potential significant business opportunity. Some of our past Strategic Initiatives were globalizing our chemicals and colorants business, expanding our organic pigments business, enhancing our crop protection business and moving into Eastern Europe. To varying degrees, each of these Strategic Initiatives has been successful and have now been incorporated into valuable pieces of our ongoing core businesses. It is with this history as a backdrop that I would like to take a look at the status of our current Strategic Initiatives.

Fiscal 2008 Developments

The Globalization of our Nutraceutical Business

In fiscal 2007, our nutraceutical business had total worldwide sales of approximately $32 million with $22 million of those sales coming from the United States. The balance of the sales, approximately $10 million, came from Europe and was the result of Aceto being in the European market since 2004. As a result of this success, and the growth potential we saw in this market due to changing European attitudes towards nutritional products, we made a decision to globalize this important Aceto business and at the same time make it a focus of the Company by raising it to the level of Strategic Initiative. During fiscal 2008, we created an operating company, Aceto Health Ingredients GmbH, headed by a Director, European Nutraceuticals. This marked Aceto's first pan-European business and with the integration of our Singapore operation, our sales organization in Europe was up and running by mid-year. This initiative has proved to be successful and in fiscal 2008, Aceto had worldwide nutraceutical sales of $38 million with $12 million coming from Europe and $3 million through our Singapore office. With the globalization of our nutraceutical business successful, this Strategic Initiative will no longer be called a Strategic Initiative and instead will become a part of our core Health Sciences business segment going forward.

Vaccines for Companion Animals

In discussing this Strategic Initiative last year, we described a setback that we had with respect to our efforts to have a vaccine for companion animals approved by the USDA. As a result of a misunderstanding with the USDA, it was determined that animal challenge testing, which had already been completed, would need to be redone under a revised testing protocol. I am happy to report that this retesting has been completed and the results, which confirm the results from the first set of challenge testing that our vaccine is efficacious, have been submitted to the USDA for their review. A protocol for a field safety test, which we believe is the final major step in the approval process, has been submitted to the USDA for their review. Once approved, we will commence the field safety test. Please be reminded that the

A STRONG FOUNDATION FOR FUTURE GROWTH

- Globalizing our Nutraceutical Business
- Vaccines for Companion Animals
- Entering the Japanese Pharmaceutical Market
- Finished Dosage Form Generic Drugs

approval process for this companion animal vaccine is a regulatory review and while we continue to do everything that we can to expedite the process, there can be no assurance as to when the approval process will be 100% complete.

Entering the Japanese Pharmaceutical Market
In fiscal 2007, we made a decision to enter the Japanese pharmaceutical market, the second largest pharmaceutical market in the world. In fiscal 2008, we formed Aceto Japan, Inc. and commenced development activities for a number of products for multiple customers. To date we have received three orders for pharmaceutical intermediates from Japanese pharmaceutical manufacturers and are so encouraged by our early successes and the increasing number of requests for samples that we have received from Japanese pharmaceutical manufacturers that we have enhanced our resources there to continue to move forward into this market and take advantage of what we see as a significant business opportunity.

Finished Dosage Form Generic Drugs
This Strategic Initiative has moved slower than originally anticipated due to our need to comply with Medicare, Medicaid and private insurance reimbursement issues. In fiscal 2008, we created an in-house capability to deal with these insurance issues and we believe that we will work through them in fiscal 2009. Once we work through these issues, we believe we will be able to move forward with our business model of sourcing products directly from offshore generic pharmaceutical companies and sell directly to the large retail pharmacies, rather than selling to other generic pharmaceutical companies or distributors.

As we look to expand Aceto's global markets and grow our core businesses, we look to move into marketplaces which appear to be attractive for our business model. One such opportunity is Vietnam, where we have been granted a license to sell medicines, medical devices and active pharmaceutical ingredients to the pharmaceutical industry. We currently have two sales representatives in Vietnam and are in the process of forming a representative office there. In fiscal 2008, we had sales of almost $8 million in Vietnam and as we move forward, we will commit the necessary resources to grow our business in this vibrant marketplace.

A Look Ahead
We ended fiscal 2008 with working capital of $128.8 million, no long-term bank debt and shareholders' equity of $140.4 million. This level of working capital provides us with the financial strength to capitalize on the sourcing opportunities in highly volatile markets (China and India) and at the same time continue to move our strategic initiatives and other activities forward along with our newly created R&D work.

Since the globalization of Aceto in 1996, which since its founding in 1947 had been a manufacturers representative business with virtually all sales in the United States, the Company has developed into a globally integrated, highly technically capable independent distributor. This globalization was achieved by the establishment of our office in Shanghai, the acquisitions of a U.S. distribution company from Witco, the Schweizerhall U.S. distribution business, the 2001 acquisition of Schweizerhall Pharma with business locations in Germany, France, Holland, Singapore, India and Hong Kong, the 2004 acquisition of Pharma Waldhof from Roche, and most recently, the creation of our Indian headquarters and the establishment of Aceto Japan. During this time period, Aceto has created a highly efficient and capable global technical/regulatory and sourcing organization second to none, while continuing to develop and enhance the entrepreneurial culture among its 225 employees. As such, we remain optimistic about the Company's long-term business prospects, with our core businesses serving as a solid foundation for future growth and not forgetting that we need to continue to focus on strong cost controls.

We would like to thank our employees, shareholders, customers, suppliers and other stakeholders for supporting our past efforts and for their continued support as we move forward together, towards a promising future. We look forward to updating you on Aceto's business initiatives and results in the future.

Sincerely,

Leonard S. Schwartz

Leonard S. Schwartz
Chairman, Chief Executive Officer and President

The Business of Aceto

OUR CORE BUSINESS COMPETENCIES

- Sourcing
- Distribution
- Quality Assurance
- Regulatory Support

2008 Sales by Segment



- Health Sciences **59%**
- Chemicals & Colorants **36%**
- Crop Protection **5%**

Many of the world's leading companies rely on Aceto to supply the chemicals they use as raw materials and active ingredients in their products. The Company was established in 1947 and with more than 60 years behind us, our experience is unmatched. In recent years, acquisitions have made Aceto a truly global company and one of the largest independent global distributors of chemicals for the pharmaceutical, biopharmaceutical, specialty chemicals and agrochemical industries.

Aceto's unparalleled global resources include strategic relationships with hundreds of manufacturers of specialty, pharmaceutical and agricultural chemicals, both domestic and international. As a result, customers in a wide range of industries rely on Aceto to bring the world closer to them, providing the vital chemicals necessary for diverse and complex product applications.

A key factor that differentiates Aceto from other companies is its global technical network. With regional managers in the United States, Germany, China and India, this network provides global quality assurance as well as global regulatory support for its customers. Our global quality assurance network ensures that the quality of our product meets both the specifications and intended use of the product. Our global regulatory support network performs a unique service that allows us to source, and qualify, the lowest cost APIs, pharmaceutical intermediates, chemicals and nutraceuticals from manufacturers worldwide, enabling them to bring products to market that they would not otherwise be able to do on their own.



Among Aceto's greatest strengths are our experienced worldwide staff and their ability to meet individual customer needs. Our marketing, sales and technical professionals are experts in the industries they serve, and have an intimate knowledge of worldwide sources of supply, product applications and technical requirements. Many of our professionals are respected leaders in our industry, bringing 25 or more years of experience at Aceto to customer applications. It's this longevity with our Company that has fostered loyalty amongst our customers.

Aceto personnel work as partners with customers during the product development process, creating new applications for existing products as well as entirely new product lines. We offer solutions to production challenges, generate marketing programs, assist with quality assurance as well as government approvals and compliance. All of these value-added services allow Aceto's customers to be more responsive to their customers, and ultimately, more competitive in the global marketplace.



Health Sciences

Active Pharmaceutical Ingredients (APIs)

In recent years, as the use of generic drugs has expanded tremendously, Aceto's presence in this area has likewise grown dramatically, both domestically and internationally. We supply APIs to all the major generic drug companies, who view Aceto as a valued partner in their mission to market generic drugs once patents have expired. We supply APIs used to treat high cholesterol, diabetes, depression, glaucoma and asthma, as well as many other conditions.

The introduction of new APIs from our pipeline to market is a process that spans a number of years and begins by partnering with a generic pharmaceutical company and selecting the API several years before the API's patent expires. Next, we identify the appropriate supplier and utilizing our global technical network, ensure they meet the highest standards of quality to comply with U.S. or European regulations. The generic pharmaceutical company will submit the ANDA (Abbreviated New Drug Application) for FDA or European equivalent approval. The introduction of the API to market occurs once the ANDA or European equivalent is granted and the API patent expires. As a result, our revenues in the short term can be volatile due to customer delays, project cancellations or delays in receiving regulatory approval. Additionally, during the typical life cycle of an API, we benefit from higher gross margins earned when the API first enters the market and there is less competition. As more competitors enter the market, margins will generally decline; therefore it is important to have a sufficient number of new APIs in the product pipeline to achieve sustainable long-term growth. Over the coming years as patents expire on branded drugs, Aceto does have a pipeline of APIs poised to reach commercial levels, both in the United States and Europe.

As generic drug prices continue to decline in the face of increased competition in the marketplace, Aceto continues to develop new opportunities to provide a second-source option for existing generic drugs. By leveraging our worldwide sourcing, quality assurance and regulatory capabilities, we believe we can be an alternative low-cost provider of existing APIs to generic drug companies.

In fiscal 2006, we announced a Strategic Initiative for Aceto to distribute finished dosage form generic drugs directly into distribution channels. This Strategic Initiative has moved slower than originally anticipated due to our need to comply with Medicare, Medicaid and private insurance reimbursement issues. In fiscal 2008, we created an in-house capability to deal with these insurance issues and believe we will work through them in fiscal 2009. Once we have worked through these issues, we believe we will be able to move forward with our business model of sourcing products directly from offshore generic pharmaceutical companies and sell directly to the large retail pharmacies, in addition to selling to other generic pharmaceutical companies or distributors. We believe there are no other distribution companies attempting to do what we are doing, attesting to one of Aceto's biggest competitive strengths, the unique marriage of our global sourcing, quality assurance and regulatory capabilities. Our business model provides access to the U.S. generic pharmaceutical market for mid-size foreign companies.

Pharmaceutical Intermediates

Aceto is a key supplier of complex chemical building blocks used as pharmaceutical intermediates. These are critical components of all drugs whether they are already on the market or currently undergoing clinical trials. Faced with significant economic pressures as well as ever-increasing regulatory barriers, the innovative drug companies count on Aceto to supply these intermediates economically while maintaining the highest levels of quality.

Aceto uses the same second source strategy for our pharmaceutical intermediates business that we use in our API business. Historically, pharmaceutical manufacturers have had one single

GROWTH DRIVERS

- Drug patent expirations
- Expand second source API business
- Expansion of pharma intermediate business
- Introduce vaccines for companion animals to the U.S. market (subject to regulatory approvals)
- Enter the Japanese pharmaceutical market
- Introduce Aceto branded finished dosage form generic drugs directly into distribution channels

Health Sciences (continued)

source for the pharmaceutical intermediates they needed to produce their products. This source has principally been the higher priced U.S., European and Japanese suppliers. As the margins for the pharmaceutical manufacturers have declined due to the increased competition from generic drugs, these manufacturers have been looking for ways to reduce their costs. Utilizing our global sourcing, quality assurance and regulatory support network, Aceto is currently working with some of the large, global pharmaceutical companies sourcing these lower cost pharmaceutical intermediates for them.

Another business where Aceto has seen nice growth is providing chemicals for diagnostic kits used by health care providers. This business continues to grow nicely and we see it as a business with more growth potential in the future as we bring to light the advantages of sourcing raw materials from other parts of the world to the diagnostic companies. This, in many ways, parallels what we are doing with pharmaceutical intermediates.

In fiscal 2007, as we continued to look at opportunities for Aceto to expand globally, we made a decision to enter the Japanese pharmaceutical market, the second largest pharmaceutical market in the world. In fiscal 2008, we formed Aceto Japan, Inc. and commenced development activities for a number of products for multiple customers. To date we have received three orders for pharmaceutical intermediates from Japanese pharmaceutical manufacturers. We are so encouraged by our early successes and the increasing number of requests for samples that we have received from Japanese pharmaceutical manufacturers that we have enhanced our resources there to continue to move forward into this market and take advantage of what we see as a significant business opportunity.

Biopharmaceuticals
Aceto entered into the biopharmaceutical market in December 2003 with its acquisition of Pharma Waldhof. We plan to leverage the acquisition by supplying biopharma APIs to the generic, innovator, animal health and discovery industries in regulated markets (US/EU). We are particularly focused on the biopharmaceuticals used in the veterinary business for companion animals, such as vaccines and other therapies, where regulatory pathways currently exist.

In fiscal 2007, we suffered a small setback in our efforts to have a 4-way vaccine for use in the canine market approved by the USDA. As a result of a misunderstanding with the USDA, it was determined that animal challenge testing, which had already been completed, would need to be redone under a revised testing protocol. This retesting has been completed and the results, which confirm the results from the first set of challenge testing that our vaccine is efficacious, have been submitted to the USDA for their review. A protocol for a field safety test, which we believe is the final major step in the approval process, has been submitted to the USDA for their review. Once approved, we will commence the field safety test. While we continue to do everything we can to expedite the approval process, there can be no assurance given as to when the approval process will be 100% completed. Our application represents the first time the USDA has been asked to approve a foreign produced vaccine for companion animals for use in the United States. The USDA has therefore been extremely cautious throughout the process. Once we receive the USDA approval, we plan to enter the market promptly with Aceto branded product.

Nutraceuticals
In fiscal 2007, our nutraceutical business, supplying the raw materials used in the production of nutritional supplements, including vitamins, amino acids, iron compounds, and biochemicals, had total worldwide sales of approximately $32 million with $22 million of those sales coming from the United States. The balance of the sales, approximately $10 million, came from Europe and was the result of Aceto being in the European market since 2004. As a result of this success, and the growth potential we saw in this market due to changing European attitudes towards nutritional products, we made a decision to globalize this important Aceto business and at the same time make it a focus of the Company by raising it to the level of Strategic Initiative. In July 2008, we created an operating company, Aceto Health Ingredients GmbH, headed by a Director, European Nutraceuticals. This marked Aceto's first pan-European business and with the integration of our Singapore operation, our sales organization in Europe was up and running by mid-year. This initiative has proved to be successful and in fiscal 2008, Aceto had worldwide nutraceutical sales of $38 million with $12 million coming from Europe and $3 million through our Singapore office. With the globalization of our nutraceutical business successful, this Strategic Initiative will no longer be called a Strategic Initiative and instead will become a part of our core Health Sciences business segment going forward.



Chemicals & Colorants

Aceto is a major supplier to the many different industries that require outstanding performance from chemical raw materials and additives. We provide chemicals used to make plastics, surface coatings, textiles, fuels and lubricants. These products include antioxidants, photo initiators, catalysts, cross linkers (curatives), brighteners and adhesion promoters.

Aceto is at the forefront as a supplier of chemicals to ecofriendly technologies. For example, we supply UV photo initiators that allow inks and coatings to be cured by ultraviolet light instead of solvents. We also supply curing agents and optical brighteners for powder (non solvent) coatings. These growing technologies are critical in protecting the world's ecology.

We also provide specialty chemicals for the food, beverage and flavor and fragrance industries. Many of Aceto's raw materials also find their way into high tech products like high end electronic parts (circuit boards and computer chips) and binders for specialized rocket fuels.

Organic Intermediates and Colorants
The color producing industry manufactures a wide assortment of products and Aceto is and has been the supplier of choice to these producers of "color." From textiles and plastics to inks and paints, our specialty colorant intermediates allow manufacturers to develop an endless rainbow of colorful possibilities for fabrics, decorative effects, automobiles, and countless other objects the world uses every day.

Applications for Aceto's organic intermediates include:

- Color pigments for vibrant printing inks used in color newspapers
- Inks for computer ink jet printing
- Automotive, industrial and residential coatings
- Dyes for colorful textiles for both natural and synthetic fibers
- Color photography and papers
- Colors for fuels like gasoline
- FDA-approved colorants for foods and pharmaceuticals.

Aceto continues to respond to the changing needs of our customers in the color producing industry by taking our resources and knowledge of color intermediates downstream as a supplier of select organic pigments.

Aceto's organic intermediates are also crucial building blocks in the production of many high quality agrochemicals utilized by farmers throughout the world. Agricultural applications for our organic intermediates include herbicides, insecticides, fungicides and other functional pesticides.

GROWTH DRIVERS

- Globalizing our Chemicals and Colorants Business
- Rapid pace of new product development
- Leveraging our position in chemical consuming industries by broadening our product line
- New supplier development



Crop Protection

The world is dependent on agriculture for all kinds of products—and Aceto has become a valued partner to the global agricultural industry by providing superior quality chemicals. Aceto's most widely used crop protection product is a sprout inhibitor that extends the storage life of potatoes. The chemicals we supply include herbicides, fungicides, and insecticides that control weed growth and that control the spread of insects and microorganisms that can severely damage plant growth.

We secure entry into the marketplace in several ways. The first of these is by partnering with a distributor which we successfully did in fiscal 2007 when we launched generic Asulam, a herbicide used on sugar cane. Under a multi-year contract with a major agricultural chemical distributor, we began supplying the product in the United States. This approval marked an important first in our history, as it was the first generic registration that Aceto has received. Another way that we secure our entry into the marketplace is by partnering with a supplier. We have entered into an agreement with a large agrochemical company to launch a product which we believe we will begin selling in the 2009 growing season. A third way we secure entry into the marketplace is by acting as a sole principal. We currently have a product pending EPA registration approval which we expect to begin selling with the 2009 growing season. In addition to these products, we have two products that we expect to file with the EPA by the end of calendar 2008. We will continue to look for additional products that fit into our marketplace entry model in the future. We believe that the combination of our global sourcing and regulatory capabilities makes Aceto an attractive partner and has provided us with several new opportunities which we are currently working on.

GROWTH DRIVERS

- Partner with distribution companies to secure entry into the marketplace
- Acquire additional new products for distribution by the acquisition or development of intellectual property leading to an EPA label (official license to sell)
- Geographic expansion of existing products

Quality Assurance & Regulatory Affairs



Aceto is proud of its global technical network that provides both global quality assurance and global regulatory support. We believe that we are unique in this capability and that this is the KEY differentiator between Aceto and other companies.

Our global quality assurance network, with regional managers in the United States, Germany, China and India, ensures that the quality of a product meets both its specifications and its intended use. Our global technical network consists of 28 full-time employees, 26 of whom specialize in pharmaceutical development activities. This network performs a unique service that allows Aceto to source, and qualify, the lowest cost APIs, pharmaceutical intermediates, chemicals and nutraceuticals from around the world. It also provides substantial regulatory support and technical assistance to manufacturers worldwide, enabling them to meet the stringent regulatory guidelines that govern the chemically derived pharmaceutical, biopharmaceuticals, specialty chemicals and agrochemicals industry and bring products to market that they would not otherwise be able to do by themselves.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008
Commission file number 000-04217

ACETO CORPORATION

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	11-1720520 (I.R.S. Employer Identification Number)

One Hollow Lane, Lake Success, NY 11042
(Address of principal executive offices)

(516) 627-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Common Stock, par value $.01 per share (Title of Class)	The NASDAQ Global Select Market (Name of each exchange on which registered)

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X]

Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting stock of the Company held by non-affiliates of the Company based on the closing price of the common stock on December 31, 2007 as reported on the NASDAQ Global Select Market, was approximately $192,485,400.

The Registrant has 24,445,572 shares of common stock outstanding as of September 2, 2008.

Documents incorporated by reference: The information required in response to Part III of this Annual Report on Form 10-K is hereby incorporated by reference to the specified portions of the Registrant's definitive proxy statement for the annual meeting of shareholders to be held on December 4, 2008.

ACETO CORPORATION AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2008

TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT RELATING TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K and the information incorporated by reference includes "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend those forward looking-statements to be covered by the safe harbor provisions for forward-looking statements. All statements regarding our expected financial position and operating results, our business strategy, our financing plans and the outcome of any contingencies are forward-looking statements. Any such forward-looking statements are based on current expectations, estimates, and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of those words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated in or implied by any forward-looking statements. Factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, unforeseen environmental liabilities, international military conflicts, the mix of products sold and their profit margins, order cancellation or a reduction in orders from customers, competitive product offerings and pricing actions, the availability and pricing of key raw materials, dependence on key members of management, risks of entering into new European markets, and economic and political conditions in the United States and abroad.

NOTE REGARDING DOLLAR AMOUNTS

In this Annual Report, all dollar amounts are expressed in thousands, except share prices and per-share amounts.

Item 1. Business

General

Aceto Corporation, together with its consolidated subsidiaries, are referred to herein collectively as "Aceto", "Company", "we", "us", and "our" unless the content indicates otherwise. Aceto was incorporated in 1947 in the State of New York. We are a global leader in the sourcing, quality assurance, regulatory support, marketing and distribution of chemically derived pharmaceuticals, biopharmaceuticals, specialty chemicals and crop protection products. Our business is organized along product lines into three principal segments: Health Sciences, Chemicals & Colorants and Crop Protection.

The Health Sciences segment is our largest segment in terms of both sales and gross profit. Products that fall within this segment include active pharmaceutical ingredients (APIs), pharmaceutical intermediates, nutraceuticals and biopharmaceuticals.

We typically partner with both customers and suppliers years in advance of a drug coming off patent to provide the generic equivalent. We believe we have a pipeline of new APIs poised to reach commercial levels over the coming years as the patents on existing drugs expire, both in the United States and Europe. In addition, we continue to explore opportunities to provide a second-source option for existing generic drugs with approved abbreviated new drug applications (ANDAs). The opportunities that we are looking for are to supply the APIs for the more mature generic drugs where pricing has stabilized following the dramatic decreases in price that these drugs experienced after coming off patent. As is the case in the generic industry, the entrance into the market of other generic competition generally has a negative impact on the pricing of the affected products. By leveraging our worldwide sourcing, quality assurance and regulatory capabilities, we believe we can be an alternative lower cost, second-source provider of existing APIs to generic drug companies.

According to IMS Health, the global pharmaceutical market is expected to grow 5-6% in 2008 to approximately $745 billion. In the United States, sales growth is expected to range from 4-5% which marks a historic low for the United States. Key factors limiting the growth in this market include a leveling off of growth from the introduction of the Medicare Part D prescription drug benefit, patent expirations of branded products and an associated increase in the use of lower cost generic drugs, and an increased pressure from governmental authorities and managed care providers to control costs.

The Chemicals & Colorants segment is a major supplier to the many different industries that require outstanding performance from chemical raw materials and additives. Products that fall within this segment include intermediates for dyes, pigments and agrochemicals. We provide chemicals used to make plastics, surface coatings, textiles, lubricants, flavors and fragrances. Many of Aceto's raw materials are also used in high-tech products like high-end electronic parts (circuit boards and computer chips) and binders for specialized rocket fuels. We are currently responding to the changing needs of our customers in the color producing industry by taking our resources and knowledge downstream as a supplier of select organic pigments. We expect that continued global Gross Domestic Product growth will drive higher demand for the chemical industry, especially in China and other emerging regions of the world. With supply growth limited, we expect that industry supply/demand balances will remain favorable. However, continued volatility in energy costs will add uncertainty to our profit outlook.

According to the American Chemistry Council, leading indicators of global industrial production continue to suggest a slowing down of activity. Overall, on a year-over-year basis, global chemical industry production increased by a modest 2.5%.

The Crop Protection segment sells herbicides, fungicides, insecticides, and other agricultural chemicals to customers, primarily located in the United States and Western Europe. In fiscal 2007, we entered into a multi-year contract with a major agricultural chemical distributor and launched generic Asulam, an herbicide for sugar cane and the first generic registration that we have received. Our plan is to continue to develop our pipeline and bring to market additional products in a similar manner. In May 2008, the Company sold an insecticide product to its patent owner in conjunction with litigation settlement involving an expired license.

According to the US Department of Agriculture, total acreage planted in 2008 increased by 1.3% to slightly more than 324 million acres. The number of peanut acres planted in 2008 was up approximately 19% from 2007 levels, sugar cane acreage was down 0.9% from 2007 and potato acres planted in 2008 were down 10.6% from 2007 levels.

Our main business strengths are sourcing, quality assurance, regulatory support, marketing and distribution. With a physical presence in ten countries, we distribute over 1000 pharmaceuticals and chemicals used principally as raw materials in the pharmaceutical, agricultural, color, surface coating/ink and general chemical consuming industries. We believe that we are currently the largest buyer of pharmaceutical and specialty chemicals for export from China, purchasing from over 500 different manufacturers.

Our presence in China, Germany, France, the Netherlands, Singapore, India, Poland, Hong Kong, Japan, the United Kingdom and the United States, along with strategically located warehouses worldwide, enable us to respond quickly to demands from customers worldwide, assuring that a consistent, high-quality supply of pharmaceutical, biopharmaceutical, specialty chemicals and crop protection products are readily accessible. We are able to offer our customers competitive pricing, continuity of supply, and quality control. We believe our 60 years of experience, our reputation for reliability and stability, and our long-term relationships with suppliers have fostered loyalty among our customers.

We remain confident about our business prospects. We anticipate continued organic growth which will be enhanced through our plans to enter the market for companion animal vaccines, the market for finished dosage form generic drugs, the Japanese pharmaceutical market, the continued globalization of our Chemicals & Colorants business, the further globalization of our nutraceutical business, the expansion of our crop protection segment by acquisition of product lines and intellectual property, the continued enhancement of our sourcing operations in China and India, and the steady improvement of our quality assurance and regulatory capabilities.

We believe our track record of continuous product introductions demonstrates that Aceto has come to be recognized by the worldwide generic pharmaceutical industry as an important, reliable supplier. Our plans involve seeking strategic acquisitions that enhance our earnings and forming alliances with partners that add to our capabilities, when possible.

Information concerning revenue and gross profit attributable to each of our reportable segments is found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and in Note 19 to the Consolidated Financial Statements, Part II, Item 8, "Financial Statements and Supplementary Data."

Products and Customers

During the fiscal years ended June 30, 2008 and 2007, approximately 67% and 65%, respectively, of our purchases were from Asia and approximately 19% and 21%, respectively, were from Europe.

Our customers are primarily located throughout the United States, Europe and Asia. They include a wide range of companies in the industrial chemical, agricultural, and health science industries, and range from small trading companies to Fortune 500 companies. During fiscal years 2008 and 2007, sales made to customers in the United States totaled $165,287 and $153,147, respectively. Sales made to customers outside the United States during fiscal years 2008 and 2007 totaled $194,304 and $160,326, respectively, of which, approximately 58% were to customers located in Europe.

The chemical industry is highly competitive. We compete by offering high-quality products produced around the world by both large and small manufacturers at attractive prices. Because of our long standing relationships with many suppliers as well as our sourcing operations in both China and India, we are able to ensure that any given product is manufactured at a facility that is appropriate for that product. For the most part, we store our inventory of chemicals in public warehouses strategically located throughout the United States, Europe, and Asia, and we can therefore fill orders rapidly from inventory. We have developed ready access to key purchasing, research, and technical executives of our customers and suppliers. This allows us to ensure that when necessary, sourcing decisions can be made quickly.

No single product or customer accounted for as much as 10% of net sales in fiscal years 2008, 2007 or 2006. No single supplier accounted for as much as 10% of purchases in fiscal 2008 and 2007.

We hold no patents, licenses, franchises or concessions that we consider material to our operations.

Our subsidiary Aceto Agricultural Chemicals Corp. (Aceto Agricultural) markets and contracts for the manufacture of, certain crop protection products that are subject to the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). Under FIFRA, companies that wish to market pesticides must provide test data to the Environmental Protection Agency (EPA) to register, obtain and maintain approved labels for those pesticides. The EPA requires that follow-on registrants of these products, on a basis prescribed in the FIFRA regulations, compensate the initial registrant for the cost of producing the necessary test data. Follow-on registrants do not themselves generate or contract for the data. However, when FIFRA requirements mandate that new test data be generated to enable all registrants to continue marketing a pesticide product, often both the initial and follow-on registrants establish a task force to jointly undertake, and pay for, the testing effort. We are currently a member of three such task force groups and historically, our payments have been in the range of $100 - $250 per year. We may be required to make such additional payments in the future.

Employees

At June 30, 2008, we had 227 employees, none of whom were covered by a collective bargaining agreement.

Item 1A. Risk factors

You should carefully consider the following risk factors and other information included in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risk factors occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

If we are unable to compete effectively with our competitors, many of which have greater market presence and resources than us, our profitability and financial condition will be adversely affected.

Our financial condition and operating results are directly related to our ability to compete in the intensely competitive worldwide chemical market. We face intense competition from global and regional distributors of chemical products, many of which are large chemical manufacturers as well as distributors. Many of these companies have substantially greater resources than us, including greater financial, marketing and distribution resources. We cannot assure you that we will be able to compete successfully with any of these companies. In addition, increased competition could result in price reductions, reduced margins and loss of market share for our services, all of which would adversely affect our business, results of operations and financial condition.

Our distribution operations concentrate on generic products and therefore are subject to the risks of the generic industry.

The ability of our business to provide consistent, sequential quarterly growth is affected, in large part, by our participation in the launch of new products by generic manufacturers and the subsequent advent and extent of competition encountered by these products. This competition can result in significant and rapid declines in pricing with a corresponding decrease in net sales. Our margins can also be affected by the risks inherent to the generic industry.

Healthcare reform and a reduction in the reimbursement levels by governmental authorities, HMOs, MCOs or other third-party payors may adversely affect our business.

Third party payors increasingly challenge pricing of pharmaceutical products. The trend toward managed healthcare, the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Such cost containment measures and healthcare reform could affect our ability to sell our products and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may incur significant uninsured environmental and other liabilities inherent in the chemical distribution industry that would have a negative effect on our financial condition.

The business of distributing chemicals is subject to regulation by numerous federal, state, local, and foreign governmental authorities. These regulations impose liability for loss of life, damage to property and equipment, pollution and other environmental damage that may occur in our business. Many of these regulations provide for substantial fines and remediation costs in the event of chemical spills, explosions and pollution. While we believe that we are in substantial compliance with all current laws and regulations, we can give no assurance that we will not incur material liabilities that exceed our insurance coverage or that such insurance will remain available on terms and at rates acceptable to us. Additionally, if existing environmental and other regulations are changed, or additional laws or regulations are passed, the cost of complying with those laws may be substantial, thereby adversely affecting our financial performance.

In fiscal 2008 and 2007, the Company received letters from the Pulvair Site Group, a group of potentially responsible parties (PRP Group) who are working with the State of Tennessee (the State) to remediate a contaminated property in Tennessee called the Pulvair site. The PRP Group has alleged that Aceto shipped hazardous substances to the site which were released into the environment. The State had begun administrative proceedings against the members of the PRP group and Aceto with respect to the cleanup of the Pulvair site and the group has begun to undertake cleanup. The PRP Group is seeking a settlement of approximately $2,100 from the Company for its share to remediate the site contamination. Although the Company acknowledges that it shipped materials to the site for formulation over twenty years ago, the Company believes that the evidence does not show that the hazardous materials sent by Aceto to the site have significantly contributed to the contamination of the environment. Accordingly, the Company believes that the settlement offer is unreasonable. Alternatively, counsel to the PRP Group has proposed that Aceto join it as a participating member and pay 3.16% of the PRP Group's cost. The Company believes that this percentage is high because it is based on the total volume of materials that Aceto sent to the site, most of which were non-hazardous substances and as such, believes that, at most, it is a de minimus contributor to the site contamination. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

Our subsidiary, Arsynco, has environmental remediation obligations in connection with its former manufacturing facility in Carlstadt, New Jersey. Estimates of how much it would cost to remediate environmental contamination at this site have increased since the facility was closed in 1993. If the actual costs are significantly greater than estimated, it could have a material adverse effect on our financial condition, operating results and cash flows.

In March 2006, Arsynco received notice from the EPA of its status as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for a site described as the Berry's Creek Study Area. Arsynco is one of over 150 PRPs which have potential liability for the required investigation and remediation of the site. The estimate of the potential liability is not quantifiable for a number of reasons, including the difficulty in determining the extent of contamination and the length of time remediation may require. In addition, any estimate of liability must also consider the number of other PRPs and their financial strength. Based on prior practice in similar situations, it is possible that the State may assert a claim for natural resource damages with respect to the Arsynco site itself, and either the federal government or the State (or both) may assert claims against Arsynco for natural resource damages in connection with Berry's Creek; any such claim with respect to Berry's Creek could also be asserted against the approximately 150 PRPs which the EPA has identified in connection with that site. Any claim for natural resource damages with respect to the Arsynco site itself may also be asserted against BASF, the former owners of the Arsynco property. Since an amount of the liability can not be reasonably estimated at this time, no accrual is recorded for these potential future costs. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

The distribution and sale of our products are subject to prior governmental approvals and thereafter ongoing governmental regulation.

Our products are subject to laws administered by federal, state and foreign governments, including regulations requiring registration and approval of many of our products. More stringent restrictions could make our products less desirable, which would adversely affect our revenues and profitability. Some of our products are subject to the EPA registration and re-

registration requirements, and are registered in accordance with FIFRA. Such registration requirements are based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. Governmental regulatory authorities have required, and may require in the future, that certain scientific data requirements be performed on our products and this may require us on our behalf or in joint efforts with other registrants to perform additional testing. Responding to such requirements may cause delays in or the cessation of the sales of one or more of our products which would adversely affect our profitability. We can provide no assurance that any testing approvals or registrations will be granted on a timely basis, if at all, or that our resources will be adequate to meet the costs of regulatory compliance or that the economic benefit of complying with the requirement will exceed our cost.

Tax legislation and assessments by various tax authorities may be materially different than the amounts we have provided for in our consolidated financial statements.

We are regularly audited by federal, state, and foreign tax authorities. From time to time, these audits may result in proposed assessments. While we believe that we have adequately provided for any such assessments, future settlements may be materially different than we have provided for and thereby adversely affect our earnings and cash flows.

We operate in various tax jurisdictions, and although we believe that we have provided for income and other taxes in accordance with the relevant regulations, if the applicable regulations were ultimately interpreted differently by a taxing authority, we may be exposed to additional tax liabilities. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate will not be adversely affected by these initiatives.

Our acquisition strategy is subject to a number of inherent risks, including the risk that our acquisitions may not be successful.

We continually seek to expand our business through acquisitions of other companies that complement our own and through joint ventures, licensing agreements and other arrangements. Any decision regarding strategic alternatives would be subject to inherent risks, and we cannot guarantee that we will be able to identify the appropriate opportunities, successfully negotiate economically beneficial terms, successfully integrate any acquired business, retain key employees, or achieve the anticipated synergies or benefits of the strategic alternative selected. Acquisitions can require significant capital resources and divert our management's attention from our existing business. Additionally, we may issue additional shares in connection with a strategic transaction, thereby diluting the holdings of our existing common shareholders, incur debt or assume liabilities, become subject to litigation, or consume cash, thereby reducing the amount of cash available for other purposes.

Any acquisition that we make could result in a substantial charge to our earnings.

We have previously incurred charges to our earnings in connection with acquisitions, and may continue to experience charges to our earnings for any acquisitions that we make, including large and immediate write-offs of acquired assets, or impairment charges. These costs may also include substantial severance and other closure costs associated with eliminating duplicate or discontinued products, employees, operations and facilities. These charges could have a material adverse effect on our results of operations for particular quarterly periods and they could possibly have an adverse impact on the market price of our common stock.

Our revenue stream and related gross profit is difficult to predict.

Our revenue stream is difficult to predict because it is primarily generated as customers place orders and customers can change their requirements or cancel orders. Many of our sales orders are short-term and may be cancelled at any time. As a result, much of our revenue is not recurring from period to period, which contributes to the variability of our results from period to period. In addition, certain of our products carry a higher gross margin than other products, particularly in the Health Sciences segment. Reduced sales of these higher margin products could have a significant impact on our operating results. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

Our operating results may fluctuate in future quarters, which may adversely affect the trading price of our common stock.

Our operating results will fluctuate on a quarterly basis as a result of a number of factors, including the timing of contracts, the delay or cancellation of a contract, and changes in government regulations. Any one of these factors could have a significant impact on our quarterly results. In some quarters, our revenue and operating results may fall below the expectations of securities analysts and investors, which would likely cause the trading price of our common stock to decline.

Failure to obtain products from outside manufacturers could adversely affect our ability to fulfill sales orders to our customers.

We rely on outside manufacturers to supply products for resale to our customers. Manufacturing problems, including manufacturing delays caused by plant shutdowns and issues that may arise due to the restrictions of transporting chemicals related to the 2008 Summer Olympics in Beijing, may occur with these and other outside sources. If such problems occur, we cannot assure that we will be able to deliver our products to our customers profitably or on time.

Our potential liability arising from our commitment to indemnify our directors, officers and employees could adversely affect our earnings and financial condition.

We have committed in our bylaws to indemnify our directors, officers and employees against the reasonable expenses incurred by these persons in connection with an action brought against him or her in such capacity, except in matters as to which he or she is adjudged to have breached a duty to us. The maximum potential amount of future payments we could be required to make under this provision is unlimited. While we have "directors and officers" insurance policies that covers a portion of this potential exposure, we may be adversely affected if we are required to pay damages or incur legal costs in connection with a claim above our insurance limits.

Our business may give rise to product liability claims not covered by insurance or indemnity agreements.

The marketing, distribution and use of chemical products involves substantial risk of product liability claims. A successful product liability claim that we have not insured against, that exceeds our levels of insurance or that we are not indemnified for may require us to pay a substantial amount of damages. In the event that we are forced to pay such damages, this payment may have a material adverse effect on our financial and operating results.

Our business may be adversely affected by terrorist activities.

Our business depends on the free flow of products and services through the channels of commerce. Instability due to military, terrorist, political and economic actions in other countries could materially disrupt our overseas operations and export sales. In fiscal years 2008 and 2007, approximately 54% and 53%, respectively, of our revenues were attributable to operations conducted abroad and to sales generated from the United States to foreign countries. In addition, in fiscal year 2008, approximately 67% and 19% of our purchases came from Asia and Europe, respectively. In addition, in certain countries where we currently operate or export, intend to operate or export, or intend to expand our operations, we could be subject to other political, military and economic uncertainties, including labor unrest, restrictions on transfers of funds and unexpected changes in regulatory environments.

Fluctuations in foreign currency exchange rates may adversely affect our results of operations and financial condition.

A substantial portion of our revenue is denominated in currencies other than the U.S. dollar because certain of our foreign subsidiaries operate in their local currencies. Our results of operations and financial condition may therefore be adversely affected by fluctuations in the exchange rate between foreign currencies and the U.S. dollar.

We rely heavily on key executives for our financial performance.

Our financial performance is highly dependent upon the efforts and abilities of our key executives. The loss of the services of any of our key executives could therefore have a material adverse effect upon our financial position and operating results. None of our key executives has an employment agreement with us and we do not maintain "key-man" insurance on any of our key executives.

Violations of cGMP and other government regulations could have a material adverse affect on our business, financial condition and results of operations.

All facilities and manufacturing techniques used to manufacture products for clinical use or for commercial sale in the United States must be operated in conformity with current Good Manufacturing Practices ("cGMP") regulations as required by the FDA. Our suppliers' facilities are subject to scheduled periodic regulatory and customer inspections to ensure compliance with cGMP and other requirements applicable to such products. A finding that we had materially violated these requirements could result in one or more regulatory sanctions, loss of a customer contract, disqualification of data for client submissions to regulatory authorities and a mandated closing of our suppliers' facilities, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Litigation may harm our business and our management and financial resources.

Substantial, complex or extended litigation could cause us to incur large expenditures and could distract our management. For example, lawsuits by employees, stockholders, collaborators, distributors, customers, or end-users of our products or services could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes out of court or on favorable terms.

The market price of our stock could be volatile.

The market price of our common stock has been subject to volatility and may continue to be volatile in the future, due to a variety of factors, including:

- quarterly fluctuations in our operating income and earnings per share results
- technological innovations or new product introductions by us or our competitors
- economic conditions
- disputes concerning patents or proprietary rights
- changes in earnings estimates and market growth rate projections by market research analysts
- sales of common stock by existing security holders
- loss of key personnel
- securities class actions or other litigation

The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

Incidents related to hazardous materials could adversely affect our business.

Portions of our operations require the controlled use of hazardous materials. Although we are diligent in designing and implementing safety procedures to comply with the standards prescribed by federal, state, and local regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of such an incident, we could be liable for any damages that result, which could adversely affect our business.

There are inherent uncertainties involved in estimates, judgments and assumptions used in preparing financial statements in accordance with U.S. generally accepted accounting principles. Any changes in the estimates, judgments and assumptions we use could have a material adverse effect on our financial position and results of operations.

The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Preparing financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change, and any such changes could result in corresponding changes to the reported amounts.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have an adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal controls over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report. Section 404 also requires our independent registered public accounting firm to report on our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls, we cannot assure you that we will be able to conclude in the future that we have effective internal controls over financial reporting. If we fail to maintain effective internal controls, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. Any such action could adversely affect our financial results and the market price of our common stock and may also result in delayed filings with the Securities and Exchange Commission.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Complying with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations will require the Company to expend additional resources. We are committed to maintaining the highest standards of corporate governance and public disclosure. As a result, we will continue to invest necessary resources to comply with evolving laws, regulations and standards, and this investment may result in increased expenses and a diversion of management time and attention from revenue-generating activities.

Available information

We file annual, quarterly, and current reports, proxy statements, and other information with the U.S. Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549.

You may call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains a website that contains annual, quarterly, and current reports, proxy statements, and other information that issuers (including Aceto) file electronically with the SEC. The SEC's website is www.sec.gov.

Our website is www.aceto.com. We make available free of charge through our Internet site, via a link to the SEC's website at www.sec.gov, our annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; Forms 3, 4 and 5 filed on behalf of our directors and executive officers; and any amendments to those reports and forms. We make these filings available as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on our website is not incorporated by reference into this Annual Report.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our general headquarters and main sales office occupy approximately 26,000 gross square feet of leased space in an office building in Lake Success, New York. The lease expires in April 2011.

In November 2007, we purchased approximately 2,300 gross square meters of land along with 12,000 gross square feet of office space in Mumbai, India to develop our infrastructure in order to capitalize on the Indian pharmaceutical market.

Arsynco's former manufacturing facility is located on a 12-acre parcel in Carlstadt, New Jersey, that it owns. This parcel contains one building with approximately 5,000 gross square feet of office space.

In November 2004, we purchased approximately 1,300 gross square meters of office space located in Shanghai, China for our sales offices and investment purposes.

We also lease office space in Hamburg, Germany; Düsseldorf, Germany; Heemskerk, the Netherlands; Paris, France; Lyon, France; Singapore; and Warsaw, Poland. These offices are used for sales and administrative purposes.

We believe that our properties are generally well maintained, in good condition and adequate for our present needs.

Item 3. Legal Proceedings.

We are subject to various claims that have arisen in the normal course of business. We do not know what impact the final resolution of these matters will have on our results of operations in a particular reporting period. We believe, however, that the ultimate outcome of such matters will not have a material adverse effect on our financial condition or liquidity.

In fiscal 2008 and 2007, the Company received letters from the Pulvair Site Group, a group of potentially responsible parties (PRP Group) who are working with the State of Tennessee (the State) to remediate a contaminated property in Tennessee called the Pulvair site. The PRP Group has alleged that Aceto shipped hazardous substances to the site which were released into the environment. The State had begun administrative proceedings against the members of the PRP group and Aceto with respect to the cleanup of the Pulvair site and the group has begun to undertake cleanup. The PRP Group is seeking a settlement of approximately $2,100 from the Company for its share to remediate the site contamination. Although the Company acknowledges that it shipped materials to the site for formulation over twenty years ago, the Company believes that the evidence does not show that the hazardous materials sent by Aceto to the site have significantly contributed to the contamination of the environment. Accordingly, the Company believes that the settlement offer is unreasonable. Alternatively, counsel to the PRP Group has proposed that Aceto join it as a participating member and pay 3.16% of the PRP Group's cost. The Company believes that this percentage is high because it is based on the total volume of materials that Aceto sent to the site, most of which were non-hazardous substances and as such, believes that, at most, it is a de minimus contributor to the site contamination. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

In March 2006, Arsynco received notice from the EPA of its status as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for a site described as the Berry's Creek Study Area. Arsynco is one of over 150 PRPs which have potential liability for the required investigation and remediation of the site. The estimate of the potential liability is not quantifiable for a number of reasons, including the difficulty in determining the extent of contamination and the length of time remediation may require. In addition, any estimate of liability must also consider the number of other PRPs and their financial strength. Based on prior practice in similar situations, it is possible that the State may assert a claim for natural resource damages with respect to the Arsynco site itself, and either the federal government or the State (or both) may assert claims against Arsynco for natural resource damages in connection with Berry's Creek; any such claim with respect to Berry's Creek could also be asserted against the approximately 150 PRPs which the EPA has identified in connection with that site. Any claim for natural resource damages with respect to the Arsynco site itself may also be asserted against BASF, the former owners of the Arsynco property. Since an amount of the liability can not be reasonably estimated at this time, no accrual is recorded for these potential future costs. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of our security holders during the fourth quarter of the fiscal year covered by this Annual Report.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Global Select Market using the symbol "ACET." The following table states the fiscal year 2008 and 2007 high and low sales prices of our common stock as reported by the NASDAQ Global Select Market for the periods indicated.

	HIGH	LOW
FISCAL YEAR 2008		
First Quarter	$ 9.82	$ 8.28
Second Quarter	9.39	7.51
Third Quarter	8.43	5.79
Fourth Quarter	8.52	6.60
FISCAL YEAR 2007		
First Quarter	$ 7.63	$ 6.54
Second Quarter	9.25	6.82
Third Quarter	9.98	7.22
Fourth Quarter	9.48	7.60

Cash dividends of $0.10 per common share were paid in January 2008, cash dividends of $0.05 per common share were paid in March 2008 and cash dividends of $0.10 per common share were paid in June of 2008. Cash dividends of $0.075 per common share were paid in January 2007 and cash dividends of $0.10 per common share were paid in June of 2007. Cash dividends of $0.075 per common share were paid in January and June of fiscal year 2006.

As of September 2, 2008, there were 509 holders of record of our common stock.

22,363 shares of our common stock were held by the nominee of the Depository Trust Company, the country's principal central depository. For purposes of determining the number of owners of our common stock, those shares are considered to be owned by one holder. Additional individual holdings in street name result in a sizable number of beneficial owners being represented on our records as owned by various banks and stockbrokers.

The following table states certain information with respect to our equity compensation plans at June 30, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,879	$7.59	524
Equity compensation plans not approved by security holders	-	-	-
Total	2,879	$7.59	524

Performance Graph

The following graph compares on a cumulative basis the yearly percentage change, assuming dividend reinvestment, over the last five fiscal years in (a) the total shareholder return on our common stock with (b) the total return on the Standard & Poor's 500 Index and (c) the total return on a published line-of-business index – the Dow Jones U.S. Chemicals Index (the "Peer Group").

The following graph assumes that $100 had been invested in each of the Company, the Standard & Poor's 500 Index and the Peer Group on June 30, 2003. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Aceto Corporation, The S&P 500 Index
And The Dow Jones US Chemicals Index



$250
$200
$150
$100
$50
$0
6/03
6/04
6/05
6/06
6/07
6/08
Aceto Corporation
S&P 500
Dow Jones US Chemicals

ASSUMES $100 INVESTED ON JUNE 30, 2003
ASSUMES DIVIDEND REINVESTMENT
FISCAL YEAR ENDING JUNE 30, 2008

	Aceto Corporation	S&P 500 Index	Dow Jones U.S. Chemicals
June 30, 2003	100	100	100
June 30, 2004	144	119	126
June 30, 2005	93	127	138
June 30, 2006	88	138	146
June 30, 2007	120	166	194
June 30, 2008	102	144	225

Item 6. Selected Financial Data
(In thousands, except per-share amounts)

Fiscal years ended June 30,	2008	2007	2006	2005	2004[1]
Net sales	$359,591	$313,473	$297,328	$313,431	$296,646
Operating income	21,377	15,064	12,429	11,590	16,405
Income from continuing operations	13,473	10,212	9,264	10,625	13,111
Net income	13,473	10,212	9,237	10,015	13,067
At year end					
Working capital	$128,786	$112,930	$104,707	$ 94,249	$ 86,420
Total assets	222,243	188,478	166,592	149,028	149,697
Long-term liabilities	16,836	15,548	15,140	3,982	2,877
Shareholders' equity	140,409	124,827	115,053	107,655	100,266
Income per common share[2]					
Basic income per common share from continuing operations	$0.55	$0.42	$0.38	$0.44	$0.55
Basic income per common share from net income	$0.55	$0.42	$0.38	$0.41	$0.55
Diluted income per common share from continuing operations	$0.54	$0.41	$0.38	$0.43	$0.53
Diluted income per common share from net income	$0.54	$0.41	$0.38	$0.41	$0.53
Cash dividends	$0.25	$0.175	$0.15	$0.15	$0.11

(1) Includes the acquisition of Pharma Waldhof on December 31, 2003.
(2) Adjusted for stock splits, effected in the form of dividends, as appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide the readers of our financial statements with a narrative discussion about our business. The MD&A is provided as a supplement to and should be read in conjunction with our financial statements and the accompanying notes.

We are reporting a $6,313 increase in operating income to $21,377 for the year ended June 30, 2008 as compared to $15,064 for the prior year. This increase in operating income was achieved, despite a highly competitive environment, primarily through a significant increase in sales, improving our profit margin and our management of selling, general and administrative costs. Net sales for fiscal 2008 were $359,591, an increase of $46,118 from fiscal 2007. This increase in net sales also impacted our gross profit, which increased $12,812 to $67,305 for fiscal 2008. Our net income increased to $13,473, or $0.54 per diluted share, an increase of $3,261 or 31.9% compared to fiscal year 2007.

Our financial position as of June 30, 2008, remains strong, as we had cash and short-term investments of $47,063, working capital of $128,786, no long-term debt and shareholders' equity of $140,409.

Our business is separated into three principal segments: Health Sciences, Chemicals & Colorants and Crop Protection. The Health Sciences segment is our largest segment in terms of both sales and gross profits. Products that fall within this segment include APIs, pharmaceutical intermediates, nutraceuticals and biopharmaceuticals.

We typically partner with both customers and suppliers years in advance of a drug coming off patent to provide the generic equivalent. We believe we have a pipeline of new APIs poised to reach commercial levels over the coming years as the patents on existing drugs expire, both in the United States and Europe. In addition, we continue to explore opportunities to provide a second-source option for existing generic drugs with ANDAs. The opportunities that we are looking for are to supply the APIs for the more mature generic drugs where pricing has stabilized following the dramatic decreases in price that these drugs experienced after coming off patent. As is the case in the generic industry, the entrance into the market of other generic competition generally has a negative impact on the pricing of the affected products. By leveraging our worldwide sourcing, quality assurance and regulatory capabilities, we believe we can be an alternative lower cost, second-source provider of existing APIs to generic drug companies.

The Chemicals & Colorants segment is a major supplier to the many different industries that require outstanding performance from chemical raw materials and additives. Products that fall within this segment include intermediates for dyes, pigments and agrochemicals. We provide chemicals used to make plastics, surface coatings, textiles, lubricants, flavors and fragrances. Many of our raw materials are also used in high-tech products like high-end electronic parts (circuit boards and computer chips) and binders for specialized rocket fuels. We are currently responding to the changing needs of our customers in the color producing industry by taking our resources and knowledge downstream as a supplier of select organic pigments. We expect that continued global Gross Domestic Product growth will drive higher demand for the chemical industry, especially in China and other emerging regions of the world. With supply growth limited, we expect that industry supply/demand balances will remain favorable. However, continued volatility in energy costs will add uncertainty to our profit outlook.

The Crop Protection segment sells herbicides, fungicides, insecticides, and other agricultural chemicals to customers, primarily located in the United States and Western Europe. In fiscal 2007, we entered into a multi-year contract with a major agricultural chemical distributor and launched generic Asulam, an herbicide for sugar cane and the first generic registration that we have received. Our plan is to continue to develop our pipeline and bring to market additional products in a similar manner. In May 2008, the Company sold an insecticide product to its patent owner in conjunction with litigation settlement involving an expired license.

We formerly also reported under the Institutional Sanitary Supplies segment, which included cleaning solutions, fragrances and deodorants for commercial and industrial customers. This former segment was successfully divested from our ongoing business during fiscal 2006.

Our main business strengths are sourcing, quality assurance, regulatory support, marketing and distribution. With a physical presence in ten countries, we distribute over 1000 pharmaceuticals and chemicals used principally as raw materials in the pharmaceutical, agricultural, color, surface coating/ink and general chemical consuming industries. We believe that we are currently the largest buyer of pharmaceutical and specialty chemicals for export from China, purchasing from over 500 different manufacturers.

In this MD&A, we explain our general financial condition and results of operations, including the following:

- factors that affect our business
- our earnings and costs in the periods presented
- changes in earnings and costs between periods
- sources of earnings
- the impact of these factors on our overall financial condition

As you read this MD&A, refer to the accompanying consolidated statements of income, which present the results of our operations for the three years ended June 30, 2008. We analyze and explain the differences between periods in the specific line items of the consolidated statements of income.

Critical Accounting Estimates and Policies

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. In preparing these financial statements, we were required to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We regularly evaluate our estimates including those related to allowances for bad debts, inventories, goodwill and indefinite-life intangible assets, long-lived assets, environmental and other contingencies, income taxes and stock-based compensation. We base our estimates on various factors, including historical experience, advice from outside subject-matter experts, and various assumptions that we believe to be reasonable under the circumstances, which together form the basis for our making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affected our more significant judgments and estimates used in preparing these consolidated financial statements.

Revenue Recognition

We recognize revenue from sales of any product when it is shipped and title and risk of loss pass to the customer. We have no acceptance or other post-shipment obligations and we do not offer product warranties or services to our customers.

Sales are recorded net of returns of damaged goods from customers, which historically have been immaterial, and sales incentives offered to customers. Sales incentives consist primarily of volume incentive rebates. We record volume incentive rebates as the underlying revenue transactions that result in progress by the customer in earning the rebate are recorded, in accordance with Emerging Issues Task Force (EITF) 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts relating to estimated losses resulting from customers being unable to make required payments. Allowances for doubtful accounts are based on historical experience and known factors regarding specific customers and the industries in which those customers operate. If the financial condition of our customers were to deteriorate, resulting in their ability to make payments being impaired, additional allowances would be required.

Inventories

Inventories, which consist principally of finished goods, are stated at the lower of cost (first-in first-out method) or market. We write down our inventories for estimated excess and obsolete goods by an amount equal to the difference between the carrying cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. A significant sudden increase in demand for our products could result in a short-term increase in the cost of inventory purchases, while a significant decrease in demand could result in an increase in the excess inventory quantities on-hand. Additionally, we may overestimate or underestimate the demand for our products which would result in our understating or overstating, respectively, the write-down required for excess and obsolete inventory. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and reported operating results.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill is calculated as the excess of the cost of purchased businesses over the value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," we test goodwill and other indefinite-lived intangible assets for impairment on at least an annual basis. To determine the fair value of these intangible assets, we use many assumptions and estimates that directly impact the results of the testing. In making these assumptions and estimates, we use industry-accepted valuation models and set criteria that are reviewed and approved by various levels of management. If our estimates or our related assumptions change in the future, we may be required to record impairment charges for these assets.

Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Identifiable intangible assets principally consist of customer relationships, product rights and related intangibles, EPA registrations and related data, patent license and covenants not to compete. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Environmental and Other Contingencies

We establish accrued liabilities for environmental matters and other contingencies when it is probable that a liability has been incurred and the amount of the liability can reasonably be estimated. If the contingency is resolved for an amount greater or less than the accrual, or our share of the contingency increases or decreases, or other assumptions relevant to the development of the estimate were to change, we would recognize an additional expense or benefit in income in the period that the determination was made.

Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires an asset-and-liability approach to financial accounting and reporting of income taxes.

As of June 30, 2008, we had current net deferred tax assets of $686 and non-current net deferred tax assets of $2,347. These net deferred tax assets have been recorded based on our projecting that we will have sufficient future earnings to realize these assets, and the net deferred tax assets have been provided for at currently enacted income tax rates. If we determine that we will not be able to realize a deferred tax asset, an adjustment to the deferred tax asset will result in a reduction of net income at that time.

Deferred taxes have not been provided on undistributed earnings of foreign subsidiaries since substantially all of these earnings are expected to be permanently reinvested in our foreign operations. A deferred tax liability will be recognized when we expect that we will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Determination of the amount of the unrecognized U.S. income tax liability is not practical because of the complexities of the hypothetical calculation. In addition, unrecognized foreign tax credit carryforwards would be available to reduce a portion of such U.S. tax liability.

German tax reform was enacted in August 2007 that reduces the corporate headline tax rate for businesses from 40% to 30%, as well as implementing a cap on interest deductions and tightening the tax basis for trade tax income. This tax rate reduction became effective for tax years ending after January 1, 2008. Due to the reduction in the overall German tax rate, the deferred income tax asset was revalued during the month of enactment of the tax reform, which was in the first quarter of fiscal 2008, and therefore was reduced by approximately $1,429, which is reflected in the consolidated financial statements for the year ended June 30, 2008.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109". FIN No. 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 on July 1, 2007 and determined that the adoption of FIN No. 48 did not have a material impact on its consolidated financial statements.

Stock-based Compensation

With the adoption of SFAS No. 123(R) on July 1, 2005, we are required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of grant, we apply the Black-Scholes option-pricing model, including an estimate of forfeitures. Inherent in this model are assumptions related to expected stock-price volatility, risk-free interest rate, expected life and dividend yield. Expected stock-price volatility is based on the historical daily price changes of the underlying stock which are obtained from public data sources. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. We use historical data to estimate expected dividend yield, expected life and forfeiture rates. In fiscal 2007, we utilized the "simplified" method prescribed in SEC Staff Accounting Bulletin No. 107 to estimate the expected life. For stock option grants issued during fiscal 2008, we used an expected stock-price volatility of 46.0% and an expected life of 5.6 years.

Results of Operations

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

Net Sales by Segment
Year ended June 30,

Segment	2008 Net sales	2008 % of total	2007 Net sales	2007 % of Total	Comparison 2008 Over/(Under) 2007 $ change	Comparison 2008 Over/(Under) 2007 % change
Health Sciences	$211,481	58.8%	$170,691	54.5%	$ 40,790	23.9%
Chemicals & Colorants	129,662	36.1	123,299	39.3	6,363	5.2
Crop Protection	18,448	5.1	19,483	6.2	(1,035)	(5.3)
Net sales	$359,591	100.0%	$313,473	100.0%	$46,118	14.7%

Gross Profit by Segment
Year ended June 30,

Segment	2008 Gross Profit	2008 % of Sales	2007 Gross Profit	2007 % of sales	Comparison 2008 Over/(Under) 2007 $ Change	Comparison 2008 Over/(Under) 2007 % change
Health Sciences	$44,612	21.1%	$33,007	19.3%	$11,605	35.2%
Chemicals & Colorants	18,782	14.5	16,556	13.4	2,226	13.4
Crop Protection	3,911	21.2	4,930	25.3	(1,019)	(20.7)
Gross profit	$67,305	18.7%	$54,493	17.4%	$12,812	23.5%

Net Sales

Net sales increased $46,118, or 14.7%, to $359,591 for the year ended June 30, 2008, compared with $313,473 for the prior year. We reported sales increases in our Health Sciences and Chemicals & Colorants segments, which were partially offset by a slight sales decrease in our Crop Protection segment.

Health Sciences

Net sales for the Health Sciences segment increased by $40,790 for the year ended June 30, 2008, to $211,481, which represents a 23.9% increase over net sales of $170,691 for the prior year. This increase is due to various factors including increased sales from our foreign operations of $23,475, specifically our European operations and a $4,679 rise in sales of our pharmaceutical intermediates. In addition, our domestic generics product group experienced an increase in sales of $12,004. The domestic sales increase for the year ended June 30, 2008 was due to the volume of re-orders for existing products as well as realization of new products from our pipeline. We expect the volume of re-orders for existing products to continue at a similar rate through the next fiscal year.

Chemicals & Colorants

Net sales for the Chemicals & Colorants segment were $129,662 for the year ended June 30, 2008, compared to $123,299 for the prior year. Our chemical business is diverse in terms of products, customers and consuming markets. The increase in sales from this segment is partially attributable to an increase of $5,049 in sales for chemicals used in aroma products, $5,723 in sales of pigment and dye intermediates, and a $1,032 rise in sales of chemicals used to make surface coatings. In addition, the increase in sales is due to a rise in prices in the chemical industry due to increased demand for chemical products in China. This increase is offset in part by a $4,967 decline in sales of our products sold to the food, beverage and cosmetics industries as a result of the slowdown in the economy.

Crop Protection

Net sales for the Crop Protection segment decreased to $18,448 for the year ended June 30, 2008, a decrease of $1,035, or 5.3%, over net sales of $19,483 for the prior year. The overall decrease in net sales was mainly attributable to decreased sales of an herbicide used for sugar cane as well as decreased sales related to an insecticide in which we were involved in an antitrust case related to certain licensed technology. These decreases were partially offset by an increase in sales of an herbicide which is primarily used on peanuts as the peanut acreage has increased from 2007.

Gross Profit

Gross profit by segment increased $12,812 to $67,305 (18.7% of net sales) for the year ended June 30, 2008, as compared to $54,493 (17.4% of net sales) for the prior year.

Health Sciences

Health Sciences' gross profit of $44,612 for the year ended June 30, 2008, was $11,605 or 35.2 % higher than the prior year. This increase in gross profit was attributable to an $8,084 increase in gross profit primarily from our European operations as well as the overall increase in sales volume. Gross margin increased to 21.1% in fiscal 2008 compared to a gross margin of 19.3% for the prior fiscal year due primarily to favorable product mix in our domestic nutraceutical products, as well as products sold by our European operations, which were more profitable than other products.

Chemicals & Colorants

Gross profit for the year ended June 30, 2008, increased by $2,226, or 13.4%, over the prior year. Gross margin was 14.5% for the year ended June 30, 2008 compared to 13.4% for the prior period. The increase in the gross profit and gross margin percentage primarily relates to the increase in sales volume and positive product mix on aroma chemicals. In addition, there was a $330 settlement of an anti-dumping claim included in the prior year cost of sales.

Crop Protection

Gross profit for the Crop Protection segment decreased to $3,911 for the year ended June 30, 2008, versus $4,930 for the prior year, a decrease of $1,019 or 20.7%. Gross margin for the year ended June 30, 2008 was 21.2% compared to the prior period gross margin of 25.3%.The primary reason for the decrease in the gross profit and gross margin percentage primarily relates to a decline in sales volume of a particular herbicide and insecticide as described above in the Crop Protection net sales section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) increased $6,004, or 15.2%, to $45,422 for the year ended June 30, 2008 compared to $39,418 for the prior year. As a percentage of sales, SG&A remained consistent at 12.6% for fiscal 2008. The increase in SG&A is partially attributed to an increase of $1,300 in legal expenses, the majority of which was incurred relating to an antitrust case that the Company previously commenced against the owner of certain licensed technology used with one of our crop protection products, which was settled in May 2008. SG&A also increased due to a $3,590 rise in personnel related costs, of which $1,849 relates to our foreign operations and $1,741 relates to various factors including annual salary increases, stock-based compensation and increased bonus expense as a result of increased profitability. In addition, commission expense increased by $505 due to increased sales. Additionally, the prior year amount was reduced by $243 of proceeds received from credit insurance, of which there was no comparable amount received during the year ended June 30, 2008.

Research and Development Expenses

Research and development expenses (R&D) increased $495 over the prior year to $506 for the year ended June 30, 2008. R&D relates to the development of two finished dosage form generic pharmaceutical products to be distributed in Europe.

Operating Income

Fiscal 2008 operating income was $21,377 compared to $15,064 in the prior year, an increase of $6,313 or 41.9%. This increase was due to the overall increase in gross profit of $12,812 offset in part by the $6,499 increase in SG&A and R&D expenses.

Interest and Other Income, Net

Interest and other income, net was $957 for fiscal 2008 versus $532 for fiscal 2007. The primary reason for this fluctuation is due to changing the functional currency of our Chinese subsidiaries from the Chinese Renminbi to the U.S. Dollar, since these subsidiaries primarily generate and expend cash in the U.S. Dollar. As a result, we recorded a correction of an error in the third quarter of 2008, which resulted in additional interest and other income, net of approximately $559, which represented approximately $389 after tax profit. We did not deem this adjustment to be material to any prior quarters in fiscal 2008 based upon both quantitative and qualitative factors. In addition, this adjustment does not impact the 2008 year-to-date reported results. This matter was not corrected for periods prior to June 30, 2007 due to the immateriality of the effects of this in earlier years. Beginning in 2006, the Chinese government began to revalue the Chinese Renminbi against other currencies, including the U.S. Dollar. The decision by the Chinese government to no longer peg the Renminbi to the U.S. Dollar has caused a reduction in value of dollar denominated assets held in China, which was particularly experienced in fiscal 2008. The increase in interest and other income, net was partially offset by a $115 decrease in other income related to a government subsidy paid annually for doing business in a free trade zone in Shanghai, China and a $186 increase in unrealized loss on trading securities.

Provision for Income Taxes

The effective tax rate for fiscal 2008 increased to 39.3% from 33.8% for fiscal 2007. The increase in the effective tax rate was primarily due to German tax reform, which was enacted in August 2007, that reduced the corporate headline tax rate for businesses from 40% to 30%, as well as implementing a cap on interest deductions and tightening the tax basis for trade tax income. This tax rate reduction became effective for tax years ending after January 1, 2008. Due to the future reduction in the overall German tax rate, the deferred income tax asset was revalued during the month of enactment of the tax reform, which was in the first quarter of fiscal 2008, and therefore was reduced by approximately $1,429, which is reflected in the consolidated financial statements for the year ended June 30, 2008. Without this adjustment, the fiscal 2008 effective tax rate would have been 32.8%. Additionally, tax reform has taken place in China and effective January 1, 2008, the corporate headline tax rate was increased to 25% from 15%.

Results of Operations

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Net Sales by Segment
Year ended June 30,

Segment	2007 Net sales	2007 % of total	2006 Net sales	2006 % of total	Comparison 2007 Over/(Under) 2006 $ change	Comparison 2007 Over/(Under) 2006 % change
Health Sciences	$170,691	54.5%	$166,725	56.1%	$ 3,966	2.4 %
Chemicals & Colorants	123,299	39.3	110,869	37.3	12,430	11.2
Crop Protection	19,483	6.2	19,734	6.6	(251)	(1.3)
Net sales	$313,473	100.0%	$297,328	100.0%	$16,145	5.4%

Gross Profit by Segment
Year ended June 30,

Segment	2007 Gross profit	2007 % of sales	2006 Gross Profit	2006 % of sales	Comparison 2007 Over/(Under) 2006 $ change	Comparison 2007 Over/(Under) 2006 % change
Health Sciences	$33,007	19.3%	$32,313	19.4%	$ 694	2.1%
Chemicals & Colorants	16,556	13.4	17,144	15.5	(588)	(3.4)
Crop Protection	4,930	25.3	4,760	24.1	170	3.6
Segment gross profit	54,493	17.4	54,217	18.2	276	0.5
Freight and storage costs (1)	-	-	(3,259)	(1.1)	3,259	100.0
Gross profit	$54,493	17.4%	$50,958	17.1%	$ 3,535	6.9%

(1) Prior to July 2006, certain freight and storage costs were not able to be allocated to the segments. Effective July 2006, as a result of certain system improvements, all freight and storage costs are allocated to a particular segment. Therefore, the unallocated portion of certain freight and storage costs for the year ended June 30, 2007 have now been identified to the segments as presented above. Total Company gross profit and margin were not affected by this change in allocation of costs. However, the comparison of gross profit by segment will be affected by the change in allocation of these costs.

Net Sales

Net sales increased $16,145, or 5.4%, to $313,473 for the year ended June 30, 2007, compared with $297,328 for the prior year. We reported sales increases in our Health Sciences and Chemicals & Colorants segments, which were partially offset by a slight sales decrease in our Crop Protection segment.

Health Sciences

Net sales for the Health Sciences segment increased by $3,966 for the year ended June 30, 2007, to $170,691, which represents a 2.4% increase over net sales of $166,725 for the prior year. The sales increase from the prior period is primarily related to increased sales from our foreign operations of $9,229, specifically our Germany and Singapore operations, and increased sales from the pharmaceutical intermediates and diagnostics products of $4,365. These increases were partially offset by a decrease from one specific generic product of $9,906 due to its normal selling pattern.

Chemicals & Colorants

Net sales for the Chemicals & Colorants segment were $123,299 for the year ended June 30, 2007, compared to $110,869 for the prior year. This increase of $12,430 or 11.2%, over the prior period is attributable to an increase in the number of products being offered by our foreign subsidiaries, namely Germany and Singapore. Sales of Chemicals & Colorants by our foreign subsidiaries for the year ended June 30, 2007 increased by $6,920 over the comparable prior year period. The increase in sales for this segment also resulted from the increase in sales in the coatings product group of $7,350. The increase in Chemicals and Colorant sales is partially offset by one customer within our color-pigment and pigment-intermediate business, whose contract expired in fiscal 2006 and purchased $3,118 during 2006 as compared to zero in 2007. Our chemical business is diverse in terms of products, customers and consuming markets.

Crop Protection

Net sales for the Crop Protection segment decreased to $19,483 for the year ended June 30, 2007, a decrease of $251, or 1.3%, over net sales of $19,734 for the prior year. The overall decrease in net sales was mainly attributable to decreases in three products of $2,955 due to the unseasonable dry weather conditions, particularly in the southern U.S. region and the 10-20% reduction of peanut acreage in favor of corn due to the increased demand for ethanol. These decreases were partially offset by the launch of our Asulam product in the first quarter of 2007 which resulted in sales of $2,802.

Gross Profit

Gross profit by segment increased $3,535 to $54,493 (17.4% of net sales) for the year ended June 30, 2007, as compared to $50,958 (17.1% of net sales) for the prior year. The gross profit of each segment was negatively affected by the direct allocation of certain freight and storage costs in 2007 that had been reported as unallocated in prior years. The Company's overall gross profit and margin were not affected but the segmental comparisons to last year have been affected.

Health Sciences

Health Sciences' gross profit of $33,007 for the year ended June 30, 2007, was $694 or 2.1% higher than the prior year. This increase in gross profit was directly attributable to the increase in the sales volume. The gross margin declined to 19.3% in fiscal 2007 compared to a gross margin of 19.4% for the prior fiscal year which is directly attributed to the direct allocation of certain freight and storage charges that are not included in last year's comparable period.

Chemicals & Colorants

Gross profit for the year ended June 30, 2007, decreased by $588, or 3.4%, over the prior year due to the direct allocation of certain freight and storage charges not included in last year's comparable period as well as settlement of an anti-dumping claim of $330. Gross margin decreased from 15.5% in fiscal 2006 to 13.7% in fiscal 2007. The foreign subsidiaries, primarily Germany and Singapore, contributed $625 or 19% more gross profit in 2007 as compared to 2006. Additionally, the coatings product group reported an increase of $723 due to the sales increase previously mentioned above over the prior year.

Crop Protection

Gross profit for the Crop Protection segment increased to $4,930 for the year ended June 30, 2007, versus $4,760 for the prior year, an increase of $170 or 3.6%. The primary reason for the increase in gross profit was due to the launch of the

Asulam product. The gross profit was negatively affected by $1,028 related to the sales decline in the three products discussed earlier, which was partially offset by lower costs to maintain our EPA registered products of $338.

Unallocated freight and storage costs

Unallocated cost of sales was $0 for fiscal 2007 compared to $3,259 in 2006. As a result of certain system improvements, certain freight and storage costs which were not able to be identified to a particular segment in the prior fiscal years, have now been included within the segments. Therefore, there are no unallocated freight and storage costs in the current year. Total Company gross profit and margin were not affected by this allocation. This revision will affect the comparison of the segments' gross profits, however.

Selling, General and Administrative Expenses

SG&A increased $909, or 2.4%, to $39,418 for the year ended June 30, 2007 compared to $38,509 for the prior year. As a percentage of sales, SG&A decreased to 12.6% for fiscal 2007 versus 13.0% for fiscal 2006. The increase in SG&A is primarily attributable to the increase of $1,244 in personnel costs including increased bonus expenses and additional employees, $415 increase in sales and marketing expenses, and $259 increased legal costs, partially offset by lower operating expenses of $952 resulting from the sale of one of our subsidiaries in August 2005 and a $537 charge for settlement of legal claims against one of our subsidiaries in 2006.

Operating Income

Fiscal 2007 operating income was $15,064 compared to $12,429 in the prior year, an increase of $2,635 or 21.2%. This increase was due to the $3,535 increase in gross profit, which was partially offset by the overall increase in SG&A expenses and R&D expenses of $900.

Interest and Other Income, Net

Interest and other income was $532 for fiscal 2007, which represents a 44.4% decrease from $956 in fiscal 2006. The decrease is primarily attributable to a decrease of $409 in a government subsidy paid annually for doing business in a free trade zone in Shanghai, China and net loss on foreign currency of $770, partially offset by an increase in interest income of $455 due to increased investments during the year and increased interest rates.

Provision for Income Taxes

The effective tax rate for fiscal 2007 increased to 33.8% from 30.1% for fiscal 2006. The increase in the effective tax rate relates primarily to increased earnings in foreign tax jurisdictions with higher tax rates, primarily Germany.

Liquidity and Capital Resources

Cash Flows

At June 30, 2008, we had $46,515 in cash, of which $33,222 was outside the United States, $548 in short-term investments and no outstanding bank loans.

Our cash position at June 30, 2008 increased $14,195 from the amount at June 30, 2007. Operating activities for the year ended June 30, 2008 provided cash of $15,418 as compared to cash provided by operations of $4,163 for the comparable 2007 period. The $15,418 was comprised of $13,473 in net income and $5,602 derived from adjustments for non-cash items, offset by a net $3,657 decrease from changes in operating assets and liabilities. The non-cash items included $2,378 in depreciation and amortization expense, $1,285 in stock compensation and $1,835 for the deferred income taxes provision. Accounts receivable increased $7,326 during the year ended June 30, 2008, due to increased sales during the fourth quarter of 2008 as compared to the fourth quarter of 2007. Inventories increased by approximately $7,989 and accounts payable increased by $9,615 due to the increase in the Health Sciences segment for inventory on-hand related to our European operations as a result of a ramp-up in orders for products to be shipped in the first and second quarters of 2009. In addition, the Company is carrying more stock for certain products of both the Chemicals and Colorants and Health Sciences segments that are purchased from China, due to a supplier interruption related to the Olympics to be held in China in the summer of 2008. Accrued expenses and other liabilities increased $4,853 during the year ended June 30, 2008, due primarily to an increase in accrued expenses for our foreign subsidiaries related to timing of income tax payments and an increase in accrued compensation related to increased performance payments, which are anticipated to be paid in the first quarter of 2009. Other receivables increased $1,647 due to an increase in VAT (value added tax) receivables in our European subsidiaries due to increased sales. Other assets increased $1,832 due primarily to increases in retirement-related assets and an increase in long-term receivables related to the sale of intangible assets. Our cash position at June 30, 2007 decreased $1,412 from the amount at June 30, 2006. Operating activities for the year ended June 30, 2007 provided cash of $4,163 as compared to cash provided by operations of $16,028 for the comparable 2006 period. The $4,163 was comprised of $10,212 in net income and $3,878 derived from adjustments for non-cash items, offset by a net $9,927 decrease from changes in operating assets and liabilities. The non-cash items included $1,791 in depreciation and amortization expense and $1,692 for the deferred income taxes provision. Accounts receivable increased $6,973 during the year ended June 30, 2007, due to increased sales during the fourth quarter of 2007 as compared to the fourth quarter of 2006. Inventories increased by approximately $12,565 and accounts payable increased by $7,884 as a result of a ramp-up in orders for products to be shipped in the first quarter of 2008 and an increase in products in which we have decided to carry stock. Accrued expenses and other liabilities increased $4,185 during the year ended June 30, 2007, due primarily to an increase in accrued expenses related to a joint venture, an increase in accrued expenses for our foreign subsidiaries related to increased sales and profitability overseas, as well as increase in accrued compensation related to increased performance payments, which are anticipated to be paid in the first quarter of 2008. Other receivables increased $1,726 due to an increase in VAT taxes receivables in our European subsidiaries, related to increased sales in that region. Our cash position at June 30, 2006, increased $13,782 from the amount at June 30, 2005. Operating activities provided cash of $16,028, primarily from net income of $9,237 and a decrease in inventory of $4,909.

Investing activities for the year ended June 30, 2008 provided cash of $1,404 primarily related to maturities and sales of available for sale investments of $2,200 and proceeds from sale of intangible assets of $400. Cash provided by investing activities is offset in part by the purchases of property and equipment of $1,197. We expect capital expenditures will be between $750 and $1,000 during fiscal 2009. Investing activities for the year ended June 30, 2007 used cash of $2,591 primarily related to purchases of investments of $6,274 and purchases of property and equipment and intangibles of $704 and $2,468, respectively, including $2,000 for the Asulam product registration and related data filed with the United States Environmental Protection Agency and state regulatory agencies to support such registrations and other supporting data. The amount of cash used for investing activities is offset in part by $6,779 of maturities of available for sale investments. Investing activities for the year ended June 30, 2006 provided cash of $1,387, primarily as a result of proceeds from the sale of investments of $1,799. This was partially offset by $485 of expenditures for property and equipment.

Financing activities for the year ended June 30, 2008 used cash of $6,030 primarily from the payments of dividends of $6,110. Financing activities for the year ended June 30, 2007 used cash of $3,991 primarily from the payments of dividends of $4,257. Financing activities for the year ended June 30, 2006 used cash of $4,009 primarily as a result of payments of cash dividends of $3,637 and payments for purchases of treasury stock of $581.

Credit Facilities

We have available credit facilities with certain foreign financial institutions. These facilities provide us with a line of credit of $22,844, as of June 30, 2008. We are not subject to any financial covenants under these arrangements.

In June 2007, we amended our revolving credit agreement with a financial institution that expires June 30, 2010, and provides for available credit of $10,000. At June 30, 2008, we had utilized $663 in letters of credit, leaving $9,337 of this facility unused. Under the credit agreement, we may obtain credit through direct borrowings and letters of credit. Our obligations under the credit agreement are guaranteed by certain of our subsidiaries and are secured by 65% of the capital of certain of our non-domestic subsidiaries. There is no borrowing base on the credit agreement. Interest under the credit agreement is at LIBOR plus 1.50%. The credit agreement contains several covenants requiring, among other things, minimum levels of debt service and tangible net worth. We are also subject to certain restrictive debt covenants, including covenants governing liens, limitations on indebtedness, guarantees, sale of assets, sales of receivables, and loans and investments. We were in compliance with all covenants at June 30, 2008.

Working Capital Outlook

Working capital was $128,786 at June 30, 2008, versus $112,930 at June 30, 2007. The increase in working capital was primarily attributable to net income during the year. We continually evaluate possible acquisitions of or investments in businesses that are complementary to our own, and such transactions may require the use of cash. In connection with our crop protection business, we plan to acquire product registration costs and related data filed with the United States Environmental Protection Agency as well as payments to various task force groups, which could approximate $11,200 in fiscal 2009. We believe that our cash, other liquid assets, operating cash flows, borrowing capacity and access to the equity capital markets, taken together, provide adequate resources to fund ongoing operating expenditures and the anticipated continuation of semi-annual cash dividends for the next twelve months. We may obtain additional credit facilities to enhance our liquidity.

Off-Balance Sheet Arrangements and Commitments and Contingencies

We have no material financial commitments other than those under operating lease agreements, letters of credit and unconditional purchase obligations. We have certain contractual cash obligations and other commercial commitments that will affect our short and long-term liquidity. At June 30, 2008, we had no significant obligations for capital expenditures. At June 30, 2008, contractual cash obligations and other commercial commitments were as follows:

	Payments Due and/or Amount of Commitment (Expiration per Period)				
	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 years
Operating leases	$ 5,213	$ 2,131	$ 2,746	$ 171	$ 165
Commercial letters of credit	663	663	-	-	-
Standby letters of credit	169	169	-	-	-
Unconditional purchase obligations	79,168	79,168	-	-	-
Total	$ 85,213	$ 82,131	$ 2,746	$ 171	$ 165

Other significant commitments and contingencies include the following:

1. One of our subsidiaries markets certain crop protection products which are subject to the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). FIFRA requires that test data be provided to the EPA to register, obtain and maintain approved labels for pesticide products. The EPA requires that follow-on registrants of these products compensate the initial registrant for the cost of producing the necessary test data on a basis prescribed in the FIFRA regulations. Follow-on registrants do not themselves generate or contract for the data. However, when FIFRA requirements mandate that new test data be generated to enable all registrants to continue marketing a pesticide product, often both the initial and follow-on registrants establish a task force to jointly undertake the testing effort. We are presently a member of three such task force groups and historically, our payments have been in the range of $100 - $250 per year. We may be required to make additional payments in the future.

2. We, together with our subsidiaries, are subject to pending and threatened legal proceedings that have arisen in the normal course of business. We do not know how the final resolution of these matters will affect our results of operations in a particular reporting period. Our management is of the opinion, however, that the ultimate outcome of such matters will not have a material adverse effect upon our financial condition or liquidity.

3. The Company has environmental remediation obligations in connection with Arsynco, Inc. (Arsynco), a subsidiary formerly involved in manufacturing chemicals located in Carlstadt, New Jersey, which was closed in 1993 and is currently held for sale. During fiscal 2008, based on continued monitoring of the contamination at the site and the current proposed plan of remediation, the Company received an estimate from an environmental consultant stating that the costs of remediation could be between $7,846 and $9,574. As of June 30, 2008 and 2007 a liability of $7,846 and $6,136, respectively, is included in the accompanying consolidated balance sheet. In accordance with EITF Issue 90-8, "Capitalization of Costs to Treat Environmental Contamination" management believes that the majority of costs incurred to remediate the site will be capitalized in preparing the property which is currently classified as held for sale. An appraisal of the fair value of the property by a third-party appraiser supports this assumption. However, these matters, if resolved in a manner different from those assumed in current estimates, could have a material adverse effect on the Company's financial condition, operating results and cash flows when resolved in a future reporting period.

4. In March 2006, Arsynco received notice from the EPA of its status as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for a site described as the Berry's Creek Study Area. Arsynco is one of over 150 PRPs which have potential liability for the required investigation and remediation of the site. The estimate of the potential liability is not quantifiable for a number of reasons, including

the difficulty in determining the extent of contamination and the length of time remediation may require. In addition, any estimate of liability must also consider the number of other PRPs and their financial strength. Based on prior practice in similar situations, it is possible that the State may assert a claim for natural resource damages with respect to the Arsynco site itself, and either the federal government or the State (or both) may assert claims against Arsynco for natural resource damages in connection with Berry's Creek; any such claim with respect to Berry's Creek could also be asserted against the approximately 150 PRPs which the EPA has identified in connection with that site. Any claim for natural resource damages with respect to the Arsynco site itself may also be asserted against BASF, the former owners of the Arsynco property. Since an amount of the liability can not be reasonably estimated at this time, no accrual is recorded for these potential future costs. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

5. In fiscal 2008 and 2007, the Company received letters from the Pulvair Site Group, a group of potentially responsible parties (PRP Group) who are working with the State of Tennessee (the State) to remediate a contaminated property in Tennessee called the Pulvair site. The PRP Group has alleged that Aceto shipped hazardous substances to the site which were released into the environment. The State had begun administrative proceedings against the members of the PRP group and Aceto with respect to the cleanup of the Pulvair site and the group has begun to undertake cleanup. The PRP Group is seeking a settlement of approximately $2,100 from the Company for its share to remediate the site contamination. Although the Company acknowledges that it shipped materials to the site for formulation over twenty years ago, the Company believes that the evidence does not show that the hazardous materials sent by Aceto to the site have significantly contributed to the contamination of the environment. Accordingly, the Company believes that the settlement offer is unreasonable. Alternatively, counsel to the PRP Group has proposed that Aceto join it as a participating member and pay 3.16% of the PRP Group's cost. The Company believes that this percentage is high because it is based on the total volume of materials that Aceto sent to the site, most of which were non-hazardous substances and as such, believes that, at most, it is a de minimus contributor to the site contamination. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

Related Party Transactions

Certain of our directors are affiliated with law firms that serve as our legal counsel on various corporate matters. During fiscal years 2008, 2007 and 2006, we incurred legal fees of $342, $329 and $315, respectively, for services rendered to the Company by those law firms. We believe that the fees charged by those firms were at rates comparable to rates obtainable from other firms for similar services.

Impact of New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB provided a one-year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management believes the adoption of this statement is not expected to have a material impact on the consolidated financial position or results of operations and that the impact in 2009 will only be on Aceto's disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007. The Company does not believe adopting the provisions of SFAS No. 159 will have a significant impact on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF No. 06-11). EITF No. 06-11 provides guidance regarding how an entity should recognize the tax benefit received as a result of dividends paid to holders of share-based compensation awards and charged to retained earnings according to SFAS No. 123(R), and will become effective in the first quarter of

2009. Management does not expect EITF No. 06-11 to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No 51" (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company must adopt these new requirements in its first quarter of fiscal 2010. The adoption of this statement will impact the manner in which the Company presents noncontrolling interests, but will not impact its consolidated financial position or results of operations.

In December 2007, the FASB approved the issuance of SFAS No. 141 (revised 2007) "Business Combinations" (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions for SFAS No. 141R are effective for fiscal years beginning after December 15, 2008 and are applied prospectively to business combinations completed on or after that date. Early adoption is not permitted. SFAS No. 141R is effective for the Company beginning in the first quarter of fiscal 2010. The Company is evaluating the impact of SFAS No. 141R on its results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities— An Amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Sensitive Instruments

The market risk inherent in our market-risk-sensitive instruments and positions is the potential loss arising from adverse changes in investment market prices, foreign currency exchange-rates and interest rates.

Investment Market Price Risk

We had short-term investments of $548 at June 30, 2008. Those short-term investments consisted of corporate equity securities, and were recorded at fair value and had exposure to price risk. If this risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices quoted by stock exchanges, the effect of that risk would be $55 as of June 30, 2008. Actual results may differ.

Foreign Currency Exchange Risk

In order to reduce the risk of foreign currency exchange rate fluctuations, we hedge some of our transactions denominated in a currency other than the functional currencies applicable to each of our various entities. The instruments used for hedging are short-term foreign currency contracts (futures). The changes in market value of such contracts have a high correlation to price changes in the currency of the related hedged transactions. At June 30, 2008, we had foreign currency contracts outstanding that had a notional amount of $20,768. The difference between the fair market value of the foreign currency contracts and the related commitments at inception and the fair market value of the contracts and the related commitments at June 30, 2008, was not material.

In addition, we enter into cross currency interest rate swaps to reduce foreign currency exposure on inter-company transactions. In May 2003 we entered into a five-year cross currency interest rate swap transaction, for the purpose of hedging fixed-interest-rate, foreign-currency-denominated cash flows under inter-company loans. This transaction expired in

May 2008 when the underlying inter-company loan was repaid. Since our interest rate swap qualified as hedging activity, the change in its fair value, amounting to $161 in fiscal 2007 is recorded in accumulated other comprehensive income included in the accompanying consolidated balance sheet as of June 30, 2007.

We are subject to risk from changes in foreign exchange rates for our subsidiaries that use a foreign currency as their functional currency and are translated into U.S. dollars. These changes result in cumulative translation adjustments, which are included in accumulated other comprehensive income (loss). On June 30, 2008, we had translation exposure to various foreign currencies, with the most significant being the Euro. The potential loss as of June 30, 2008, resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounted to $7,600. Actual results may differ.

Interest rate risk

Due to our financing, investing and cash-management activities, we are subject to market risk from exposure to changes in interest rates. We utilize a balanced mix of debt maturities along with both fixed-rate and variable-rate debt to manage our exposure to changes in interest rates. Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. In this sensitivity analysis, we used the same change in interest rate for all maturities. All other factors were held constant. If there were an adverse change in interest rates of 10%, the expected effect on net income related to our financial instruments would be immaterial. However, there can be no assurances that interest rates will not significantly affect our results of operations.

Item 8. Financial Statements and Supplementary Data.

The financial statements and supplementary data required by this Item 8 are set forth later in this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer, with assistance from other members of our management, have reviewed the effectiveness of our disclosure controls and procedures as of June 30, 2008 and, based on their evaluation, have concluded that the disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended June 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we assessed, as of June 30, 2008, the effectiveness of our internal control over financial reporting. This assessment was based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, management concluded that our internal control over financial reporting as of June 30, 2008, was effective.

Our internal control over financial reporting as of June 30, 2008, has been audited by BDO Seidman LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Internal control over financial reporting is defined as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aceto Corporation:

We have audited Aceto Corporation's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aceto Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aceto Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aceto Corporation as of June 30, 2008 and 2007, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008 and our report dated September 4, 2008, expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Melville, New York
September 4, 2008

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated herein by reference to our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our annual meeting of shareholders scheduled to be held on December 4, 2008.

Item 11. Executive Compensation

Incorporated herein by reference to our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our annual meeting of shareholders scheduled to be held on December 4, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated herein by reference to our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our annual meeting of shareholders scheduled to be held on December 4, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated herein by reference to our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our annual meeting of shareholders scheduled to be held on December 4, 2008.

Item 14. Principal Accountant Fees and Services

Incorporated herein by reference to our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our annual meeting of shareholders scheduled to be held on December 4, 2008.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Report:

(a) The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this Annual Report. All financial statement schedules have been included in the Consolidated Financial Statements or Notes thereto.

(b) Exhibits

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 4(a)(iii) to Registration Statement No. 2-70623 on Form S-8 (S-8 2-70623)).
3.2	Certificate of Amendment dated November 21, 1985 to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(ii) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1986).
3.3	Amended and restated by-laws of Aceto Corporation, effective as of February 2, 2005 (incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K dated February 2, 2005).
3.4	Amended and restated by-laws of Aceto Corporation, effective as of December 6, 2007 (incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K dated December 6, 2007).

10.1 Aceto Corporation 401(k) Retirement Plan, effective August 1, 1997, as amended and restated as of July 1, 2002 (incorporated by reference to Exhibit 10.1 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2004).

10.2 Supplemental Executive Retirement Plan, as amended and restated, effective June 30, 2004 and frozen as of December 31, 2004 (incorporated by reference to Exhibit 10.2 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2004).

10.3 Aceto Corporation Stock Option Plan (as Amended and Restated effective as of September 19, 1990) (and as further Amended effective June 9, 1992) (incorporated by reference to Exhibit 10(v)(b) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1992).

10.4 1998 Aceto Corporation Omnibus Equity Award Plan (incorporated by reference to Exhibit 10(v) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999).

10.5 Aceto Corporation 2002 Stock Option Plan (incorporated by reference to Exhibit 4(i) to Registration Statement No. 333-110653 on Form S-8).

10.6 Lease between Aceto Corporation and M. Parisi & Son Construction Co., Inc. for office space at One Hollow Lane, Lake Success, NY dated April 28, 2000 (incorporated by reference to Exhibit 10(vi) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2000).

10.7 Lease between Aceto Corporation and M. Parisi & Son Construction Co., Inc. for office space at One Hollow Lane, Lake Success, NY dated April 28, 2000 (incorporated by reference to Exhibit 10(vi)(b) to the Company's annual report on Form 10-K for the year ended June 30, 2000).

10.8 Lease between CDC Products Corp. and Seaboard Estates for manufacturing and office space at 1801 Falmouth Avenue, New Hyde Park, NY dated October 31, 1999 (incorporated by reference to Exhibit 10(vi)(c) to the Company's annual report on Form 10-K for the year ended June 30, 2000).

10.9 Stock Purchase Agreement among Windham Family Limited Partnership, Peter H. Kliegman, CDC Products Corp. and Aceto Corporation (incorporated by reference to Exhibit 10(vii) to the Company's annual report on Form 10-K for the year ended June 30, 1999).

10.10 Asset Purchase Agreement among Magnum Research Corporation, CDC Products Corp., Roy Gross and Aceto Corporation (incorporated by reference to Exhibit 10 (viii) to the Company's annual report on Form 10-K for the year ended June 30, 2000).

10.11 Asset Purchase Agreement between Schweizerhall, Inc. and Aceto Corporation (incorporated by reference to Exhibit 10(ix) to the Company's annual report on Form 10-K for the year ended June 30, 2000).

10.12 Purchase and Sale Agreement among Schweizerhall Holding AG, Chemische Fabrik Schweizerhall, Schweizerhall, Inc., Aceto Corporation and Aceto Holding B.V., I.O. (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K dated April 4, 2001).

10.13 Loan Guarantee between Aceto Corporation and subsidiaries and Deutsche Bank AG dated March 22, 2001 (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K for the year ended June 30, 2001).

10.14 Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated May 10, 2002 (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K for the year ended June 30, 2002).

10.15 Amendment and Waiver to Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated June 29, 2004 (incorporated by reference to Exhibit 10.15 to the Company's annual report on Form 10-K for the year ended June 30, 2004).

10.16 Waiver to Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated August 31, 2004 (incorporated by reference to Exhibit 10.16 to the Company's annual report on Form 10-K for the year ended June 30, 2004).

10.17 Share Purchase Agreement dated as of December 12, 2003 between Aceto Holding GmbH and Corange Deutschland Holding GmbH (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K dated December 31, 2003).

10.18 Aceto Corporation Supplemental Executive Deferred Compensation Plan, effective March 14, 2005 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K dated March 14, 2005).

10.19 Form of purchase agreement between Shanghai Zhongjin Real Estate Development Company Limited and Aceto (Hong Kong) Limited dated November 10, 2004 (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2004).

10.20 Amendment and Waiver to Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated June 26, 2007.

10.21 Aceto Corporation 2007 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 4(i) to Registration Statement No. 333-149586 on Form S-8).

21.1* Subsidiaries of the Company.

23.1* Consent of BDO Seidman, LLP.

31.1* Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2* Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1* Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2* Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

*Filed herewith

ACETO CORPORATION AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not required or the information required is given in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aceto Corporation:

We have audited the accompanying consolidated balance sheets of Aceto Corporation and subsidiaries as of June 30, 2008 and 2007 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2008. In connection with our audits of the consolidated financial statements, we have also audited the schedule as listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aceto Corporation and subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aceto Corporation and subsidiaries' internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 4, 2008 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Melville, New York
September 4, 2008

ACETO CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND 2007
(in thousands, except per-share amounts)

	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,515	$ 32,320
Investments	548	3,036
Trade receivables: less allowance for doubtful accounts (2008, $477; 2007, $491)	68,220	58,206
Other receivables	4,819	3,123
Inventory	71,109	60,679
Prepaid expenses and other current assets	817	1,128
Deferred income tax asset, net	1,756	2,541
Total current assets	193,784	161,033
Long-term notes receivable	347	449
Property and equipment, net	4,307	4,406
Property held for sale	6,978	5,268
Goodwill	1,987	1,820
Intangible assets, net	5,421	5,817
Deferred income tax asset, net	4,098	5,958
Other assets	5,321	3,727
TOTAL ASSETS	$ 222,243	$ 188,478
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 43,480	$ 32,539
Short term bank loans	-	25
Note payable – related party	500	500
Accrued expenses	19,948	14,154
Deferred income tax liability	1,070	885
Total current liabilities	64,998	48,103
Long-term liabilities	7,034	6,684
Environmental remediation liability	7,578	5,816
Deferred income tax liability	1,751	2,746
Minority interest	473	302
Total liabilities	81,834	63,651
Commitments and contingencies (Note 16)		
Shareholders' equity:		
Common stock, $.01 par value, 40,000 shares authorized; 25,644 shares issued; 24,446 and 24,330 shares outstanding at June 30, 2008 and 2007, respectively	256	256
Capital in excess of par value	56,832	56,854
Retained earnings	81,778	74,419
Treasury stock, at cost, 1,198 and 1,314 shares at June 30, 2008 and 2007, respectively	(11,571)	(12,693)
Accumulated other comprehensive income	13,114	5,991
Total shareholders' equity	140,409	124,827
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$222,243	$188,478

See accompanying notes to consolidated financial statements.

ACETO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2008, 2007 AND 2006
(in thousands, except per-share amounts)

	2008	2007	2006
Net sales	$359,591	$313,473	$297,328
Cost of sales	292,286	258,980	246,370
Gross profit	67,305	54,493	50,958
Selling, general and administrative expenses	45,422	39,418	38,509
Research and development expenses	506	11	20
Operating income	21,377	15,064	12,429
Other income (expense):			
Interest expense	(145)	(173)	(127)
Interest and other income, net	957	532	956
	812	359	829
Income from continuing operations before income taxes	22,189	15,423	13,258
Provision for income taxes	8,716	5,211	3,994
Income from continuing operations	13,473	10,212	9,264
Loss from discontinued operations, net of income taxes (Note 3)	-	-	(27)
Net income	$13,473	$10,212	$ 9,237
Basic income per common share:			
Income from continuing operations	$ 0.55	$ 0.42	$ 0.38
Loss from discontinued operations	-	-	-
Net income	$ 0.55	$ 0.42	$ 0.38
Diluted income per common share:			
Income from continuing operations	$ 0.54	$ 0.41	$ 0.38
Loss from discontinued operations	-	-	-
Net income	$ 0.54	$ 0.41	$ 0.38
Weighted average shares outstanding:			
Basic	24,346	24,305	24,267
Diluted	24,800	24,711	24,590

See accompanying notes to consolidated financial statements.

ACETO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2008, 2007 AND 2006
(in thousands)

	2008	2007	2006
Operating activities:			
Net income	$13,473	$10,212	$ 9,237
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,378	1,791	1,558
Gain on sale of assets	-	-	(66)
Provision for doubtful accounts	98	132	38
Non-cash stock compensation	1,285	443	278
Unrealized loss (gain) on trading securities	6	(180)	(40)
Deferred income taxes	1,835	1,692	1,134
Changes in assets and liabilities:			
Investments – trading securities	324	-	-
Trade accounts receivable	(7,326)	(6,973)	(227)
Other receivables	(1,647)	(1,726)	129
Inventory	(7,989)	(12,565)	4,909
Prepaid expenses and other current assets	345	(96)	(182)
Other assets	(1,832)	(636)	(719)
Accounts payable	9,615	7,884	(3,962)
Accrued expenses and other liabilities	4,853	4,185	3,941
Net cash provided by operating activities	15,418	4,163	16,028
Investing activities:			
Purchases of investments	-	(6,274)	-
Proceeds from sale of investments	1,000	-	1,799
Maturities of investments	1,200	6,779	-
Payments received on notes receivable	98	151	73
Issuance of notes receivable	-	(75)	-
Proceeds from sale of intangible assets	400	-	-
Purchase of intangible assets	(97)	(2,468)	-
Purchases of property and equipment, net	(1,197)	(704)	(485)
Net cash provided by (used in) investing activities	1,404	(2,591)	1,387
Financing activities:			
Proceeds from exercise of stock options	87	217	250
Excess income tax benefit on exercise of stock options	18	24	85
Payment of cash dividends	(6,110)	(4,257)	(3,637)
Payments for purchases of treasury stock	-	-	(581)
(Repayments) borrowings of short-term bank loans	(25)	25	(126)
Net cash used in financing activities	(6,030)	(3,991)	(4,009)
Effect of foreign exchange rate changes on cash	3,403	1,007	376
Net increase (decrease) in cash and cash equivalents	14,195	(1,412)	13,782
Cash and cash equivalents at beginning of period	32,320	33,732	19,950
Cash and cash equivalents at end of period	$46,515	$32,320	$33,732

See accompanying notes to consolidated financial statements.

ACETO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2008, 2007 AND 2006

(in thousands, except per-share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total
	Shares	Amount			Shares	Amount		
Balance at June 30, 2005	25,644	$256	$56,903	$62,864	(1,362)	($13,505)	$1,137	$107,655
Net income	-	-	-	9,237	-	-	-	9,237
Other comprehensive income:								
Change in fair value of cross currency interest rate swaps	-	-	-	-	-	-	42	42
Foreign currency translation adjustments	-	-	-	-	-	-	1,682	1,682
Unrealized loss on available for sale investments	-	-	-	-	-	-	(42)	(42)
Additional minimum pension liability	-	-	-	-	-	-	21	21
Comprehensive income:								10,940
Stock issued pursuant to employee stock incentive plans	-	-	(66)	-	20	219	-	153
Dividends declared ($0.15 per share)	-	-	-	(3,637)	-	-	-	(3,637)
Share-based compensation	-	-	188	-	-	-	-	188
Purchases of treasury stock	-	-	-	-	(96)	(581)	-	(581)
Exercise of stock options	-	-	(419)	-	72	669	-	250
Tax benefit from exercise of stock options	-	-	85	-	-	-	-	85
Balance at June 30, 2006	25,644	256	56,691	68,464	(1,366)	(13,198)	2,840	115,053
Net income	-	-	-	10,212	-	-	-	10,212
Other comprehensive income:								
Change in fair value of cross currency interest rate swap	-	-	-	-	-	-	161	161
Foreign currency translation adjustments	-	-	-	-	-	-	2,900	2,900
Unrealized gain on available for sale investments	-	-	-	-	-	-	52	52
Comprehensive income:								13,325
Adjustment to adopt SFAS No. 158, net of tax of $25	-	-	-	-	-	-	38	38
Stock issued pursuant to employee stock incentive plans	-	-	(44)	-	15	142	-	98
Dividends declared ($0.175 per share)	-	-	-	(4,257)	-	-	-	(4,257)
Share-based compensation	-	-	329	-	-	-	-	329
Exercise of stock options	-	-	(146)	-	37	363	-	217
Tax benefit from exercise of stock options	-	-	24	-	-	-	-	24
Balance at June 30, 2007	25,644	256	56,854	74,419	(1,314)	(12,693)	5,991	124,827
Net income	-	-	-	13,473	-	-	-	13,473
Other comprehensive income:								
Change in fair value of cross currency interest rate swap	-	-	-	-	-	-	75	75
Foreign currency translation adjustments	-	-	-	-	-	-	6,944	6,944
Unrealized gain on available for sale investments	-	-	-	-	-	-	42	42
Defined benefit plans, net of tax of $29	-	-	-	-	-	-	62	62
Comprehensive income:								20,596
Stock issued pursuant to employee stock incentive plans	-	-	(20)	-	15	150	-	130
Issuance of restricted stock, net of forfeitures	-	-	(821)	-	85	821	-	-
Dividends declared ($0.25 per share)	-	-	-	(6,114)	-	-	-	(6,114)
Share-based compensation	-	-	865	-	-	-	-	865
Exercise of stock options	-	-	(64)	-	16	151	-	87
Tax benefit from exercise of stock options	-	-	18	-	-	-	-	18
Balance at June 30, 2008	25,644	$256	$56,832	$ 81,778	(1,198)	($11,571)	$ 13,114	$140,409

See accompanying notes to consolidated financial statements.

(1) Description of Business

Aceto Corporation and subsidiaries ("Aceto" or the "Company") is primarily engaged in the sourcing, quality assurance, regulatory support, marketing and distribution of chemically derived pharmaceuticals, biopharmaceuticals, specialty chemicals and crop protection products used principally as raw materials in the agricultural, color, pharmaceutical, surface coating/ink and general chemical consuming industries. Most of the chemicals distributed by the Company are purchased from companies located outside the United States. The Company's customers are primarily located throughout the United States, Europe and Asia.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. In addition, the financial statements of S.R.F.A. LLC, a joint-venture entity which is 50% owned by the Company and commenced operations in April 2004, are included in the consolidated-financial statements in accordance with FASB Interpretation 46R, "Consolidation of Variable Interest Entities" (FIN 46R). All significant inter-company balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates and assumptions. The Company's most critical accounting policies relate to revenue recognition; allowance for doubtful accounts; inventory; goodwill and other indefinite-life intangible assets; long-lived assets; environmental matters and other contingencies; income taxes; and stock-based compensation.

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities at the time of purchase of three months or less to be cash equivalents.

Investments

The Company classifies investments in marketable securities as trading, available-for-sale or held-to-maturity at the time of purchase and periodically re-evaluates such classifications. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Held-to-maturity securities are recorded at cost and are adjusted for the amortization or accretion of premiums or discounts over the life of the related security. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. In determining realized gains and losses, the cost of securities sold is based on the specific identification method. Interest and dividends on the investments are accrued at the balance sheet date.

Inventories

Inventories, which consist principally of finished goods, are stated at the lower of cost (first-in first-out method) or market. The Company writes down its inventories for estimated excess and obsolete goods by an amount equal to the difference between the carrying cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

Environmental and Other Contingencies

The Company establishes accrued liabilities for environmental matters and other contingencies when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. If the contingency is resolved for an amount greater or less than the accrual, or the Company's share of the contingency increases or decreases, or other

(in thousands, except per-share amounts)

assumptions relevant to the development of the estimate were to change, the Company would recognize an additional expense or benefit in the consolidated statements of income in the period such determination was made.

Pension Benefits

In connection with certain historical acquisitions in Germany, the Company assumed defined benefit pension plans covering certain employees who meet certain eligibility requirements. The net pension benefit obligations recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, salary increases and the mortality of participants. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income as of June 30, 2008 and 2007 are as follows:

	2008	2007
Fair value of cross currency interest rate swaps	$ -	$ (75)
Cumulative foreign currency translation adjustments	13,014	6,070
Unrealized loss on available for sale investments	-	(42)
Defined benefit plans	100	38
Total	$13,114	$5,991

The foreign currency translation adjustments for the year ended June 30, 2008 primarily relates to the fluctuation of the conversion rate of the Euro. The currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-US subsidiaries.

Common Stock

On May 4, 2005, the Board of Directors of the Company authorized the extension of the Company's stock repurchase program for an additional three years, which expired in May 2008. On September 4, 2008, the Board of Directors of the Company authorized the continuation of the Company's stock repurchase program, expiring in May 2011. Under the stock repurchase program, the Company is authorized to purchase up to an additional 4,051 shares of common stock in open market or private transactions, at prices not to exceed the market value of the common stock at the time of such purchase.

Stock Options

Effective July 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment." SFAS 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such costs be measured at the fair value of the award. This statement was adopted using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis. SFAS 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows. Prior to the adoption of SFAS 123(R), the Company presented all tax benefits related to stock-based compensation as an operating cash inflow. The Company's policy is to satisfy stock-based compensation awards with treasury shares.

In order to determine the fair value of stock options on the date of grant, the Company uses the Black-Scholes option-pricing model, including an estimate of forfeiture rates. Inherent in this model are assumptions related to expected stock-price volatility, risk-free interest rate, expected life and dividend yield. Expected stock-price volatility is based on the historical daily price changes of the underlying stock which are obtained from public data sources. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, expected life and forfeiture rates. In fiscal 2007, the Company utilized the "simplified" method prescribed in SEC Staff Accounting Bulletin No. 107 to estimate the expected life.

(in thousands, except per-share amounts)

Revenue Recognition

The Company recognizes revenue from product sales at the time of shipment and passage of title and risk of loss to the customer. The Company has no acceptance or other post-shipment obligations and does not offer product warranties or services to its customers.

Sales are recorded net of returns of damaged goods from customers, which historically have been immaterial, and sales incentives offered to customers. The Company's sales incentives consist primarily of volume incentive rebates. The Company records such volume incentive rebates as the underlying revenue transactions that result in progress by the customer in earning the rebate are recorded, in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Shipping and Handling Fees and Costs

All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are included in net sales. The costs incurred by the Company for shipping and handling are reported as a component of cost of sales. Cost of sales also includes inbound freight, receiving, inspection, warehousing, distribution network, and customs and duty costs.

Net Income Per Common Share

Basic income per common share is based on the weighted average number of common shares outstanding during the period. Diluted income per common share includes the dilutive effect of potential common shares outstanding. The following table sets forth the reconciliation of weighted average shares outstanding and diluted weighted average shares outstanding for the fiscal years ended June 30, 2008, 2007 and 2006:

	2008	2007	2006
Weighted average shares outstanding	24,346	24,305	24,267
Dilutive effect of stock options and restricted stock awards and units	454	406	323
Diluted weighted average shares outstanding	24,800	24,711	24,590

There were 1,534, 1,443 and 1,638 common equivalent shares outstanding as of June 30, 2008, 2007 and 2006, respectively that were not included in the calculation of diluted income per common share because their effect would have been anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(in thousands, except per-share amounts)

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of the related asset. Expenditures for improvements that extend the useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income.

The components of property and equipment were as follows:

	June 30, 2008	June 30, 2007	Estimated useful life (years)
Machinery and equipment	$ 1,140	$ 964	3-7
Leasehold improvements	378	330	Shorter of asset life or lease term
Computer equipment and software	3,772	3,763	3-5
Furniture and fixtures	1,138	1,100	5-10
Automobiles	411	497	3
Building	3,221	3,015	20
Land	280	-	-
	$10,340	$ 9,669	
Accumulated depreciation and amortization	6,033	5,263	
	$ 4,307	$ 4,406	

Property held for sale represents land and land improvements of $6,978 and $5,268 at June 30, 2008 and 2007, respectively. During fiscal 2008 the Company recorded an additional $1,710 to partially recognize the capitalized environmental costs up to the fair value of the land and land improvements to the extent of additional environmental remediation cost estimates in accordance with EITF 90-8 "Capitalization of Costs to Treat Environmental Contamination".

Depreciation and amortization of property and equipment amounted to $1,174, $1,067 and $943 for the years ended June 30, 2008, 2007, and 2006, respectively.

Goodwill and Other Intangibles

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other intangible assets principally consist of customer relationships, patent license, EPA registrations and related data, trademarks, product rights and related intangibles and covenants not to compete. Goodwill and other intangible assets that have an indefinite life are not amortized.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company tests goodwill and other intangible assets for impairment on at least an annual basis. Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. To determine the fair value of these intangible assets, the Company uses many assumptions and estimates that directly impact the results of the testing. In making these assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Accounting for Derivatives and Hedging Activities

The Company accounts for derivatives and hedging activities under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting guidelines for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative financial instruments as either assets or liabilities in the statement of financial condition and measurement of those instruments at fair value. Changes in the fair values of those derivatives are reported in earnings or other comprehensive income depending on the designation of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. Under the provisions of SFAS No. 133, the method that is used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedged instrument.

For derivatives designated as fair value hedges, changes in fair value are recognized in earnings. If the fair value hedge is fully effective, the change in fair value of the hedged item attributable to the hedged risk is adjusted to fair value and is also recognized in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

The Company entered into cross currency interest rate swaps to reduce foreign currency exposure on inter-company transactions. The gains or losses on the inter-company loans due to changes in foreign currency rates are offset by the gains or losses on the swap in the statements of income. Since the Company's interest rate swaps qualified as cash flow hedging activities, the change in their fair value was recorded in accumulated other comprehensive income.

The Company operates internationally, therefore its earnings, cash flows and financial positions are exposed to foreign currency risk from foreign-currency-denominated receivables and payables, which, in the U.S., have been denominated in various foreign currencies, including Euros, British Pounds, Japanese Yen, Singapore Dollars and Chinese Renminbi and at certain foreign subsidiaries in U.S. dollars and other non-local currencies.

Management believes it is prudent to minimize the risk caused by foreign currency fluctuation. Management minimizes the currency risk on its foreign currency receivables and payables by purchasing future foreign currency contracts (futures) with one of its financial institutions. Futures are traded on regulated U.S. and international exchanges and represent commitments to purchase or sell a particular foreign currency at a future date and at a specific price. Since futures are purchased for the amount of the foreign currency receivable or for the amount of foreign currency needed to pay for specific purchase orders, and the futures mature on the due date of the related foreign currency vendor invoices or customer receivables, the Company believes that it eliminates risks relating to foreign currency fluctuation. The Company takes delivery of all futures to pay suppliers in the appropriate currency. The gains or losses for the changes in the fair value of the foreign currency contracts are recorded in cost of sales (sales) and offset the gains or losses associated with the impact of changes in foreign exchange rates on trade payables (receivables) denominated in foreign currencies. Senior management and members of the financial department continually monitor foreign currency risks and the use of this derivative instrument.

Foreign Currency

The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Where the functional currency of a foreign subsidiary is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Exchange gains or losses resulting from the translation of financial statements of foreign operations are accumulated in other comprehensive income. Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates, as appropriate.

(in thousands, except per-share amounts)

In the third quarter of 2008, the Company changed the functional currency of its Chinese subsidiaries from the Chinese Renminbi to the U.S. Dollar, since these subsidiaries primarily generate and expend cash in the U.S. Dollar. As a result, the Company recorded a correction of an error in the third quarter of 2008, which resulted in additional interest and other income, net of approximately $559, which represented approximately $389 after tax profit. The Company did not deem this adjustment to be material to any prior quarters in fiscal 2008 based upon both quantitative and qualitative factors. In addition, this adjustment does not impact the 2008 year-to-date reported results. This matter was not corrected for periods prior to June 30, 2007 due to the immateriality of the effects of this in earlier years.

Reclassifications

Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current year presentation.

(3) Sale of Institutional Sanitary Supplies Segment

During June 2005, the Company entered into an agreement to sell the majority of the product lines formulated and marketed by CDC Products Corp. ("CDC"), which is one of the two reporting units forming part of the former Institutional Sanitary Supplies reportable segment. The sale of certain product lines of CDC was completed on August 24, 2005 for $75 and a note receivable of $44 due in April 2006, which resulted in a pre-tax gain of $66, included in other income in the statement of income for the year ended June 30, 2006. Excluded from the sale of CDC's product lines was Anti-Clog, an EPA-registered biocide that has a unique delivery system and is used in commercial air-conditioning systems. Beginning in July 2005, the operating results of the Anti-Clog product, which are not material, are included in the Chemicals & Colorants reportable segment.

On September 6, 2005, the Company completed the sale of certain assets of Magnum Research Corp. for $81, the remaining reporting unit of the former Institutional Sanitary Supplies reportable segment, the operating results of which are included in discontinued operations in the consolidated statements of income. In December 2005, the Company exited the leased space previously occupied by CDC and Magnum Research Corp. In June 2006, the Company negotiated a lease termination with its landlord which resulted in a pre-tax charge of $378 included in selling, general and administrative expenses for the year ended June 30, 2006.

Operating results of discontinued operations for the fiscal year ended June 30, 2006 were as follows:

	2006
Net sales	$ 154
Loss from operations of discontinued business	(44)
Benefit for income taxes	17
Non-cash impairment charge	-
Benefit for income taxes	-
Loss from discontinued operations	$ (27)

(in thousands, except per-share amounts)

(4) Investments

A summary of short-term investments was as follows:

	June 30, 2008		June 30, 2007	
	Fair Value	Cost Basis	Fair Value	Cost Basis
Trading securities				
Corporate equity securities	$ 548	$ 14	$ 877	$ 152
Available for sale securities				
Corporate bonds	$ -	$ -	$ 1,187	$ 1,203
Government and agency securities	$ -	$ -	$ 972	$ 1,000
	$ 548		$ 3,036	

The Company has classified all investments with maturity dates of greater than three months as current since it has the ability to redeem them within the year and is available for current operations.

Unrealized (losses) gains on trading securities were $(6), $180 and $40 for fiscal 2008, 2007 and 2006, respectively.

(5) Notes Receivable

The Company has four notes receivable with outstanding balances aggregating $450 and $548 at June 30, 2008 and June 30, 2007, respectively, which have arisen from sales of property. The notes are either secured by a first mortgage on the real property sold or collateralized by a security interest in the asset sold. The notes range in length from seven to ten years and earn interest at a fixed rate. The range of fixed rates on the notes is 5.5% to 7.0%. Included in current assets are the current portions of the notes receivable due within one year totaling $103 and $99 at June 30, 2008 and 2007, respectively.

(6) Goodwill and Other Intangible Assets

Goodwill of $1,987 and $1,820 as of June 30, 2008 and June 30, 2007, respectively, relates to the Health Sciences segment and reporting unit.

Intangible assets subject to amortization as of June 30, 2008 and 2007 were as follows:

	Gross Carrying Value	Accumulated Amortization	Net Book Value
June 30, 2008			
Customer relationships	$ 3,468	$ 2,229	$ 1,239
Product rights and related intangibles	96	4	92
Patent license	838	209	629
EPA registrations and related data	2,733	384	2,349
Non-compete agreements	290	261	29
	$ 7,425	$ 3,087	$ 4,338

	Gross Carrying Value	Accumulated Amortization	Net Book Value
June 30, 2007			
Customer relationships	$ 2,958	$ 1,479	$ 1,479
Patent license	838	133	705
EPA registrations and related data	2,733	98	2,635
Non-compete agreements	247	173	74
	$ 6,776	$ 1,883	$ 4,893

(in thousands, except per-share amounts)

The estimated useful lives of customer relationships, product rights and related intangibles, patent license, EPA registrations and related data and non-compete agreements are 7 years, 3-5 years, 11 years, 10 years and 3-5 years, respectively.

As of June 30, 2008 and June 30, 2007, the Company also had $1,083 and $924, respectively, of intangible assets pertaining to trademarks which have indefinite lives and are not subject to amortization.

In fiscal 2008 and 2007, changes in goodwill and trademarks are attributable to foreign currency exchange rates used to translate the financial statements of foreign subsidiaries.

Amortization expense for intangible assets subject to amortization amounted to $1,204, $724 and $615 for the years ended June 30, 2008, 2007 and 2006, respectively. The estimated aggregate amortization expense for intangible assets subject to amortization for each of the succeeding years ended June 30, 2009 through June 30, 2014 are as follows: 2009: $871; 2010: $860; 2011: $709; 2012: $383; 2013: $366 and 2014 and thereafter: $1,149.

(7) Accrued Expenses

The components of accrued expenses as of June 30, 2008 and 2007 were as follows:

	2008	2007
Accrued compensation	$ 4,399	$ 3,749
Accrued environmental remediation costs	268	321
Accrued income taxes payable	5,248	1,504
Other accrued expenses	10,033	8,580
	$19,948	$14,154

(8) Environmental Remediation

In fiscal 2008 and 2007, the Company received letters from the Pulvair Site Group, a group of potentially responsible parties (PRP Group) who are working with the State of Tennessee (the State) to remediate a contaminated property in Tennessee called the Pulvair site. The PRP Group has alleged that Aceto shipped hazardous substances to the site which were released into the environment. The State had begun administrative proceedings against the members of the PRP group and Aceto with respect to the cleanup of the Pulvair site and the group has begun to undertake cleanup. The PRP Group is seeking a settlement of approximately $2,100 from the Company for its share to remediate the site contamination. Although the Company acknowledges that it shipped materials to the site for formulation over twenty years ago, the Company believes that the evidence does not show that the hazardous materials sent by Aceto to the site have significantly contributed to the contamination of the environment. Accordingly, the Company believes that the settlement offer is unreasonable. Alternatively, counsel to the PRP Group has proposed that Aceto join it as a participating member and pay 3.16% of the PRP Group's cost. The Company believes that this percentage is high because it is based on the total volume of materials that Aceto sent to the site, most of which were non-hazardous substances and as such, believes that, at most, it is a de minimus contributor to the site contamination. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

The Company has environmental remediation obligations in connection with Arsynco, Inc. (Arsynco), a subsidiary formerly involved in manufacturing chemicals located in Carlstadt, New Jersey, which was closed in 1993 and is currently held for sale. During fiscal 2008, based on continued monitoring of the contamination at the site and the current proposed plan of remediation, the Company received an estimate from an environmental consultant stating that the costs of remediation could be between $7,846 and $9,574. As of June 30, 2008 and 2007 a liability of $7,846 and $6,136, respectively, is included in the accompanying consolidated balance sheet. In accordance with EITF Issue 90-8, "Capitalization of Costs to Treat Environmental Contamination" management believes that the majority of costs incurred to remediate the site will be capitalized in preparing the property which is currently classified as held for sale. An appraisal of the fair value of the property by a third-party appraiser supports this assumption. However, these matters, if resolved in a manner different from

(in thousands, except per-share amounts)

those assumed in current estimates, could have a material adverse effect on the Company's financial condition, operating results and cash flows when resolved in a future reporting period.

In March 2006, Arsynco received notice from the EPA of its status as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for a site described as the Berry's Creek Study Area. Arsynco is one of over 150 PRPs which have potential liability for the required investigation and remediation of the site. The estimate of the potential liability is not quantifiable for a number of reasons, including the difficulty in determining the extent of contamination and the length of time remediation may require. In addition, any estimate of liability must also consider the number of other PRPs and their financial strength. Based on prior practice in similar situations, it is possible that the State may assert a claim for natural resource damages with respect to the Arsynco site itself, and either the federal government or the State (or both) may assert claims against Arsynco for natural resource damages in connection with Berry's Creek; any such claim with respect to Berry's Creek could also be asserted against the approximately 150 PRPs which the EPA has identified in connection with that site. Any claim for natural resource damages with respect to the Arsynco site itself may also be asserted against BASF, the former owners of the Arsynco property. Since an amount of the liability can not be reasonably estimated at this time, no accrual is recorded for these potential future costs. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

(9) Financing Arrangements

The Company has a revolving credit agreement with a financial institution that expires June 30, 2010 and provides for available credit of $10,000. Under the credit agreement, the Company may obtain credit through direct borrowings and letters of credit. The obligations of the Company under the credit agreement are guaranteed by certain of the Company's subsidiaries and are secured by 65% of the capital of certain non-domestic subsidiaries which the Company owns. There is no borrowing base on the credit agreement. Interest under the credit agreement is at LIBOR plus 1.50%, which was 3.96%, 6.82% and 7.19% at June 30, 2008, 2007 and 2006, respectively. The credit agreement contains several financial covenants requiring, among other things, minimum levels of debt service and tangible net worth. The Company is also subject to certain restrictive debt covenants including liens, limitations on indebtedness, guarantees, sale of assets, sales of receivables, and loans and investments. The Company was in compliance with all covenants at June 30, 2008.

At June 30, 2008 and 2007, the Company had available lines of credit with foreign financial institutions totaling $22,844 and $19,472, respectively. The Company has issued a cross corporate guarantee to the foreign banks. Short term loans under these agreements bear interest at LIBOR plus 0.75%, which was 3.21%, 6.07% and 6.44% at June 30, 2008, 2007 and 2006, respectively. The Company is not subject to any financial covenants under these arrangements.

Under the above financing arrangements, the Company had $663 in letters of credit leaving an unused facility of $32,181 at June 30, 2008. At June 30, 2007 the Company had $25 in short-term bank loans outstanding and $702 in letters of credit leaving an unused facility of $28,770.

(10) Stock Based Compensation Plans

At the annual meeting of shareholders of the Company held December 6, 2007, the shareholders approved the Aceto Corporation 2007 Long-Term Performance Incentive Plan (2007 Plan). The Company has reserved 700 shares of common stock for issuance under the 2007 Plan to the Company's employees and non-employee directors. There are five types of awards that may be granted under the 2007 Plan-options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and performance incentive units.

In September 2002, the Company adopted the Aceto Corporation 2002 Stock Option Plan (2002 Plan), which was ratified by the Company's shareholders in December 2002. Under the 2002 Plan, restricted stock or options to purchase up to 1,688 shares of the Company's common stock may be granted by the Company to officers, directors, employees and agents of the Company. The exercise price per share shall not be less than the market value of Aceto common stock on the date of grant and each option may not become exercisable less than six months from the date it is granted. Restricted stock may be granted to an eligible participant in lieu of a portion of any annual cash bonus earned by such participant. Such award may include additional shares of restricted stock (premium shares) greater than the portion of bonus paid in restricted stock. The restricted stock award is vested at issuance and the restrictions lapse ratably over a period of years as determined by the

(in thousands, except per-share amounts)

Board of Directors, generally three years. The premium shares vest when all the restrictions lapse, provided that the participant remains employed by the Company at that time.

In December 2007, the Company granted 239 options to non-employee directors and employees at an exercise price of $8.05 per share. These options vest on the first anniversary of the date of grant and expire ten years from the date of grant.

During the year ended June 30, 2007, the Company granted 65 options to certain employees and directors at a weighted average exercise price of $8.25 per share. The options vest on the first anniversary of the date of grant and expire ten years from the date of grant.

In January 2006, the Company granted 131 options to certain employees and directors at an exercise price of 6.82 per share. The options vest on the first anniversary of the date of grant and expire ten years from the date of grant.

All options granted were at exercise prices equal to the market value of the common stock on the date of grant. As of June 30, 2008, there were 431 and 91 shares of common stock available for grant under the 2007 and 2002 Plans, respectively.

In December 1998, the Company adopted the Aceto Corporation 1998 Omnibus Equity Award Plan (1998 Plan). In accordance with the 1998 Plan the Company's Board of Directors (Board) may grant up to 1,688 shares of common stock in the form of stock options or restricted stock to eligible participants. The exercise price per share, determined by the Board, for options granted cannot be less than the market value of the stock on the date of grant. The options vest as determined by the Board and expire no later than ten years from the date of grant. Restricted stock may be granted to an eligible participant in lieu of a portion of any annual cash bonus earned by such participant. Such restricted stock award may include premium shares greater than the portion of bonus paid in restricted stock. The restricted stock award is vested at issuance and the restrictions lapse ratably over a period of years as determined by the Board. The premium shares vest when the restrictions lapse, provided that the participant remains employed by the Company at that time. Under the 1998 Plan, there were 2 shares of common stock available for grant as either options or restricted stock at June 30, 2008. The 1998 Plan expires in December 2008.

Under the terms of the Company's 1980 Stock Option Plan, as amended (1980 Plan), options may be issued to officers and key employees. The exercise price per share can be greater or less than the market value of the stock on the date of grant. The options vest either immediately or over a period of years as determined by the Board of Directors and expire no later than five or ten years from the original date they are fully vested. The 1980 Plan expired September 2005. Outstanding options survive the expiration of the 1980 Plan.

The following summarizes the shares of common stock under options for all plans at June 30, 2008, 2007 and 2006, and the activity with respect to options for the respective years then ended:

	Shares subject to option	Weighted average exercise price per share	Aggregate Intrinsic Value
Balance at June 30, 2005	2,764	$ 7.65	
Granted	131	6.82	
Exercised	(72)	3.88	
Forfeited (including cancelled options)	(80)	10.65	
Balance at June 30, 2006	2,743	$ 7.62	
Granted	65	8.25	
Exercised	(38)	6.02	
Forfeited (including cancelled options)	(70)	10.26	
Balance at June 30, 2007	2,700	$ 7.58	
Granted	239	8.05	
Exercised	(16)	5.57	
Forfeited (including cancelled options)	(44)	10.07	
Balance at June 30, 2008	2,879	$ 7.59	$4,264
Options exercisable at June 30, 2008	2,643	$ 7.55	$4,264

The total intrinsic value of stock options exercised during the years ended June 30, 2008, 2007 and 2006 was approximately

(in thousands, except per-share amounts)

$48, $106 and $234, respectively. At June 30, 2008, outstanding options had expiration dates ranging from December 10, 2008 to December 6, 2017.

Under the 2002 Plan and the 1998 Plan, compensation expense is recorded for the market value of the restricted stock awards in the year the related bonus is earned and over the vesting period for the market value at the date of grant of the premium shares granted. In fiscal 2008, 2007 and 2006, restricted stock awarded and premium shares vested of 15, 15 and 20 common shares, respectively, were issued from treasury stock under employee incentive plans, which increased stockholders' equity by $130, $98 and $153, respectively. The related non-cash compensation expense related to the restricted stock granted and the vesting of premium shares during the year, which are issuable only when fully vested, was $92, $114 and $90 in fiscal 2008, 2007 and 2006, respectively. Additionally, non-cash compensation expense of $540, $329 and $188 was recorded in fiscal 2008, 2007 and 2006, respectively, relating to stock option grants, which is included in selling, general and administrative expenses. As of June 30, 2008, the total unrecognized compensation cost related to option awards is $310, and the related weighted average period over which it is expected that such unrecognized compensation cost will be recognized is approximately five months.

The following summarizes the non-vested stock options at June 30, 2008 and the activity with respect to non-vested options for the year ended June 30, 2008:

	Shares subject to option	Weighted average grant date fair value
Non-vested at June 30, 2007	65	$3.96
Granted	239	3.01
Vested	(65)	3.96
Forfeited	(3)	3.01
Non-vested at June 30, 2008	236	$3.01

The per-share weighted-average fair value of stock options granted during 2008, 2007 and 2006 was $3.01, $3.96 and $2.87, respectively, on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected life	5.6 years	5.5 years	5.5 years
Expected volatility	46.0%	57.0%	50.0%
Risk-free interest rate	3.55%	4.43%	4.36%
Dividend yield	2.50%	1.86%	2.22%

In December 2007, the Company granted 86 shares of restricted common stock and 20 restricted stock units. These shares of restricted common stock and restricted stock units vest over three years, will result in remaining stock-based compensation expense of approximately $517, and the related weighted average period over which it is expected that such unrecognized compensation cost will be recognized is approximately 2.4 years. In accordance with SFAS No. 123(R), compensation expense is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligibility date, if earlier, for restricted stock awards. For the year ended June 30, 2008, the Company recorded non-cash stock-based compensation expense of approximately $325, which is included in selling, general and administrative expenses, for these shares of restricted common stock and restricted stock units, of which $186 of compensation expense related to retiree eligibility. In addition, in accordance with SFAS No. 123(R), the Company recorded additional compensation expense of $328 during the year ended June 30, 2008, related to grants of restricted common stock, whereby the service inception date preceded the grant date. Since these shares of restricted common stock will be issued in fiscal 2009, the Company has recorded a liability as of June 30, 2008 for such awards.

(in thousands, except per-share amounts)

A summary of restricted stock awards including restricted stock units as of June 30, 2008, is presented below:

	Shares	Weighted average grant date fair value
Non-vested at beginning of year	-	$ -
Granted	106	8.05
Vested	-	-
Forfeited	(1)	8.05
Non-vested at June 30, 2008	105	$8.05

(11) Interest and Other Income

Interest and other income during fiscal 2008, 2007 and 2006 was comprised of the following:

	2008	2007	2006
Dividends	$ 58	$ 64	$ 133
Interest	1,124	1,045	590
Net (loss) gain on investments	(8)	174	29
Foreign government subsidies received	37	152	561
Minority interest	(125)	(70)	(61)
Foreign currency losses	(42)	(770)	(354)
Miscellaneous	(87)	(63)	58
	$ 957	$ 532	$ 956

(12) Income Taxes

The components of income from continuing operations before the provision for income taxes are as follows:

	2008	2007	2006
Domestic operations	$ 3,882	$ 2,988	$ 1,981
Foreign operations	18,307	12,435	11,277
	$ 22,189	$ 15,423	$ 13,258

The components of the provision for income taxes are as follows:

	2008	2007	2006
Federal:			
Current	$ 1,167	$ 788	$ 105
Deferred	128	208	335
State and local:			
Current	201	270	187
Deferred	19	6	126
Foreign:			
Current	5,216	2,461	2,568
Deferred	1,985	1,478	673
	$ 8,716	$ 5,211	$ 3,994

Income taxes payable, which is included in accrued expenses, was $5,248 and $1,504 at June 30, 2008 and 2007, respectively.

(in thousands, except per-share amounts)

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:		
Accrued environmental remediation liabilities not currently deductible	$ 482	$ 461
Accrued deferred compensation	1,984	1,493
Additional inventoried costs for tax purposes	204	168
Allowance for doubtful accounts receivable	143	132
Depreciation and amortization	15	-
Impairment charges	-	196
Foreign tax credit carryforward	478	-
Domestic net operating loss carryforwards	245	333
Foreign net operating loss carryforwards	4,924	8,738
Total gross deferred tax assets	8,475	11,521
Valuation allowances	(1,534)	(2,502)
	6,941	9,019
Deferred tax liabilities:		
Foreign deferred tax liabilities	(2,821)	(3,631)
Unrealized gain on investments	(250)	(313)
Goodwill	(168)	(143)
Depreciation and amortization	-	(11)
Installment gain on sale of assets	(608)	-
Other	(61)	(53)
Total gross deferred tax liabilities	(3,908)	(4,151)
Net deferred tax assets	$ 3,033	$ 4,868

The following table shows the current and non current deferred tax assets (liabilities) at June 30, 2008 and 2007:

	2008	2007
Current deferred tax assets, net	$ 1,756	$ 2,541
Non-current deferred tax assets, net	4,098	5,958
Current deferred tax liabilities	(1,070)	(885)
Non current deferred tax liabilities	(1,751)	(2,746)
Net deferred tax assets	$ 3,033	$ 4,868

The change in net deferred tax assets for the year ended June 30, 2008 was a decrease of $1,835. This decrease is related primarily to German tax reform which was enacted in August 2007 that reduced the corporate headline tax rate for businesses from 40% to 30%, as well as implementing a cap on interest deductions and tightening the tax basis for trade tax income. This tax rate reduction became effective for tax years ending after January 1, 2008. Due to the reduction in the overall German tax rate, the deferred income tax asset was revalued during the month of enactment of the tax reform, which was in the first quarter of fiscal 2008, and therefore was reduced by approximately $1,429, which is reflected in the consolidated financial statements for the year ended June 30, 2008.

The net change in the total valuation allowance for the year ended June 30, 2008 was a decrease of $968, which was primarily due to the disallowance of a tax deduction in Aceto France that had been fully reserved at June 30, 2007. The net change in the total valuation allowance for the year ended June 30, 2007 was an increase of $52. This increase was primarily attributable to an additional valuation allowance recorded for net operating loss carryforwards generated in certain foreign jurisdictions. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company has established valuation allowances primarily for net operating loss carryforwards in certain foreign countries. In assessing the realizability of deferred tax assets, management considers whether it is more

(in thousands, except per-share amounts)

likely than not that some portion or all of the deferred tax assets are not expected to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which net operating loss carryforwards are utilizable and temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the net deferred tax assets recognized at June 30, 2008, the Company will need to generate future taxable income of approximately $9,500.

Based upon the level of historical taxable income and projections for taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings in the future. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Deferred taxes have not been provided on undistributed earnings of foreign subsidiaries amounting to approximately $69,700 at June 30, 2008 since substantially all of these earnings are expected to be permanently reinvested in foreign operations. A deferred tax liability will be recognized when the Company expects that it will recover these undistributed earnings in a taxable manner, such as through the receipt of dividends or sale of the investments. Determination of the amount of unrecognized deferred U.S. income tax liabilities is not practical to calculate because of the complexity of this hypothetical calculation. In addition, unrecognized foreign tax credit carryforwards would be available to reduce a portion of such U.S. tax liability.

We operate in various tax jurisdictions, and although we believe that we have provided for income and other taxes in accordance with the relevant regulations, if the applicable regulations were ultimately interpreted differently by a taxing authority, we may be exposed to additional tax liabilities.

A reconciliation of the statutory federal income tax rate and the effective tax rate for continuing operations for the fiscal years ended June 30, 2008, 2007 and 2006 follows:

	2008	2007	2006
Federal statutory tax rate	34.0%	34.0%	34.0%
State and local taxes, net of federal income tax benefit	0.6	1.1	1.0
Increase in valuation allowance	0.0	0.4	5.3
Foreign tax rate differential	(2.2)	(2.1)	(9.1)
Change in foreign tax rate effect	6.4	-	-
Other	0.5	0.4	(1.1)
Effective tax rate	39.3%	33.8%	30.1%

At June 30, 2008, the Company had foreign net operating loss carryforwards of approximately $15,200 which are available to offset future foreign taxable income and which have no expiration date.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109". FIN No. 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 on July 1, 2007 and determined that the adoption of FIN No. 48 did not have a material impact on its consolidated financial statements. In addition, there are no material unrecognized tax benefits included in the consolidated balance sheet that would, if recognized, have a material effect on the Company's effective tax rate. The Company is continuing its practice of recognizing interest and penalties related to income tax matters in income tax expense. The total accrual for interest and penalties related to uncertain tax positions was approximately $122 as of June 30, 2008. The Company recognized interest and penalties of $53 related to income taxes during the year ended June 30, 2008. The Company files U.S. federal, U.S. state, and foreign tax returns, and is generally no longer subject to tax examinations for fiscal years prior to 2005 (in the case of certain foreign tax returns, fiscal year 2002).

(in thousands, except per-share amounts)

(13) Supplemental Cash Flow Information

Cash paid for interest and income taxes during fiscal 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Interest	$ 115	$ 167	$ 129
Income taxes, net of refunds	$3,127	$3,822	$ 797

The Company had a non-cash item excluded from the Consolidated Statements of Cash Flows during the years ended June 30, 2008 , 2007, and 2006 of $1,710, $737 and $4,205, respectively, related to capitalized environmental remediation costs.

(14) Retirement Plans

Defined Contribution Plans

The Company has defined contribution retirement plans in which certain employees are eligible to participate, including deferred compensation plans (see below). The Company's annual contribution per employee, which is at management's discretion, is based on a percentage of the employee's compensation. The Company's provision for these defined contribution plans amounted to $1,237, $1,209 and $1,148 in fiscal 2008, 2007 and 2006, respectively.

Defined Benefit Plans

The Company sponsors certain defined benefit pension plans covering certain employees of its German subsidiaries who meet the plan's eligibility requirements. In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. The Company adopted the recognition and disclosure provisions of this statement for the year ended June 30, 2007. The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at June 30, 2007 is as follows:

	Prior to SFAS No. 158 adoption	SFAS No. 158 adoption adjustments	After SFAS No. 158 adoption
Accrued pension liability	874	(63)	811
Deferred income tax liability	2,721	25	2,746
Total liabilities	63,689	(38)	63,651
Accumulated other comprehensive income	5,953	38	5,991
Total shareholders' equity	124,789	38	124,827

The accrued pension liability as of June 30, 2008 was $933. The accrued pension liability recorded as of June 30, 2007 amounted to $811. Net periodic pension costs, which consists principally of interest cost and service cost was $80 in fiscal 2008, $73 in fiscal 2007 and $87 in fiscal 2006. The Company's plans are funded in conformity with the funding

(in thousands, except per-share amounts)

requirements of the applicable government regulations. An assumed weighted average discount rate of 6.0%, 5.1% and 4.2% and a compensation increase rate of 4.0%, 3.2% and 3.3% were used in determining the actuarial present value of benefit obligations as of June 30, 2008, 2007 and 2006, respectively.

Deferred Compensation Plans

To comply with the requirements of the American Jobs Creation Act of 2004, as of December 2004, the Company froze its non-qualified Supplemental Executive Retirement Plan (the Frozen Plan) and has not allowed any further deferrals or contributions to the Frozen Plan after December 31, 2004. All of the earned benefits of the participants in the Frozen Plan as of December 31, 2004, will be preserved under the existing plan provisions.

On March 14, 2005, the Company's Board of Directors adopted the Aceto Corporation Supplemental Executive Deferred Compensation Plan (the Plan). The Plan is a non-qualified deferred compensation plan intended to provide certain qualified executives with supplemental benefits beyond the Company's 401(k) plan, as well as to permit additional deferrals of a portion of their compensation. The Plan is intended to comply with the provisions of section 409A of the Internal Revenue Code of 1986, as amended, and is designed to provide comparable benefits to those under the Frozen Plan. Substantially all compensation deferred under the Plan, as well as Company contributions, is held by the Company in a grantor trust, which is considered an asset of the Company. The assets held by the grantor trust are in life insurance policies.

As of June 30, 2008 and 2007, the Company recorded a liability under the Plans of $3,909 and $3,523 respectively, (included in long-term liabilities) and an asset (included in other assets) of $3,284 and $3,008, respectively, primarily representing the cash surrender value of policies owned by the Company.

(15) Financial Instruments

Derivative Financial Instruments

At June 30, 2008 and 2007 the Company had future foreign currency contracts that have a notional amount of $20,768 and $13,793, respectively. Unrealized gains (losses) on hedging activities at the end of fiscal 2008 and 2007 amounted to $5 and ($20), respectively and are included in the consolidated statements of income. The contracts have varying maturities of less than one year.

The Company is exposed to credit losses in the event of non-performance by the financial institutions, who are the counter parties, on its future foreign currency contracts. The Company anticipates, however, that the financial institutions will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral to support financial instruments, but monitors the credit standing of the financial institutions.

In addition, the Company entered into cross currency interest rate swaps to reduce foreign currency exposure on inter-company transactions. In May 2003 Aceto entered into a five-year cross currency interest rate swap transaction, for the purpose of hedging fixed-interest-rate, foreign-currency-denominated cash flows under inter-company loans. This transaction expired in May 2008 when the underlying inter-company loan was repaid. Since this interest rate swap qualified as hedging activity, the change in its fair value, amounting to $161 in fiscal 2007 is recorded in accumulated other comprehensive income included in the accompanying consolidated balance sheet as of June 30, 2007.

Off-Balance Sheet Risk

Commercial letters of credit are issued by the Company during the ordinary course of business through major banks as requested by certain suppliers. The Company had open letters of credit of approximately $663 and $702 as of June 30, 2008 and 2007, respectively. The terms of these letters of credit are all less than one year. No material loss is anticipated due to non-performance by the counter parties to these agreements.

Fair Value of Financial Instruments

The carrying values of all financial instruments classified as a current asset or current liability are deemed to approximate fair value because of the short maturity of these instruments. The difference between the fair value of long-term notes receivable

(in thousands, except per-share amounts)

and their carrying value at both June 30, 2008 and 2007 was not material. The fair value of the Company's notes receivable was based upon current rates offered for similar financial instruments to the Company.

Business and Credit Concentration

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company's customers are dispersed across many industries and are located throughout the United States as well as in Mexico, Brazil, Malaysia, France, Canada, Germany, Vietnam, Greece, Australia, the United Kingdom, the Netherlands and other countries. The Company estimates an allowance for doubtful accounts based upon the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of this allowance. The Company as a policy does not require collateral from its customers. At June 30, 2008 and 2007, no single customer accounted for as much as 10% of net trade accounts receivable.

No single product or customer accounted for as much as 10% of net sales in fiscal 2008, 2007 or 2006.

During the fiscal years ended June 30, 2008, 2007 and 2006, approximately 67%, 65% and 67%, respectively, of the Company's purchases came from Asia and approximately 19%, 21% and 21%, respectively, came from Europe.

The Company maintains operations located outside of the United States. Net assets located in Europe and Asia approximated $45,919 and $34,307, respectively at June 30, 2008. Net assets located in Europe and Asia approximated $31,559 and $32,560, respectively at June 30, 2007.

(16) Commitments and Contingencies

As of June 30, 2008, the Company has outstanding purchase obligations totaling $79,168 with suppliers to the Company's domestic and foreign operations to acquire certain products for resale to third party customers.

The Company and its subsidiaries are subject to various claims which have arisen in the normal course of business. The impact of the final resolution of these matters on the Company's results of operations in a particular reporting period is not known. Management is of the opinion, however, that the ultimate outcome of such matters will not have a material adverse effect upon the Company's financial condition or liquidity.

Packaging used for one of the Company's crop protection products was covered by a patent, for which the Company had a license that expired in August 2007. The Company had commenced a lawsuit against the current owner of the patent bringing claims based on antitrust and related claims. In December 2007, the Company's motion for a preliminary injunction was denied. In May 2008, the patent owner filed a lawsuit against the Company for patent infringement, among other claims seeking unspecified monetary damages and a permanent injunction. The court then granted the patent owner's motion for a temporary restraining order, which temporarily restrained Aceto from using or selling product in packaging covered by the patent. On May 16, 2008, the Company announced that it had settled the litigation and sold the crop protection product to the patent owner. The sale included registrations, data, know-how and certain inventories. The settlement of the litigation and sale of the crop protection product did not have a material impact on the Company's financial condition or liquidity.

In fiscal 2008 and 2007, the Company received letters from the Pulvair Site Group, a group of potentially responsible parties (PRP Group) who are working with the State of Tennessee (the State) to remediate a contaminated property in Tennessee called the Pulvair site. The PRP Group has alleged that Aceto shipped hazardous substances to the site which were released into the environment. The State had begun administrative proceedings against the members of the PRP group and Aceto with respect to the cleanup of the Pulvair site and the group has begun to undertake cleanup. The PRP Group is seeking a settlement of approximately $2,100 from the Company for its share to remediate the site contamination. Although the Company acknowledges that it shipped materials to the site for formulation over twenty years ago, the Company believes that the evidence does not show that the hazardous materials sent by Aceto to the site have significantly contributed to the contamination of the environment. Accordingly, the Company believes that the settlement offer is unreasonable. Alternatively, counsel to the PRP Group has proposed that Aceto join it as a participating member and pay 3.16% of the PRP Group's cost. The Company believes that this percentage is high because it is based on the total volume of materials that Aceto sent to the site, most of which were non-hazardous substances and as such, believes that, at most, it is a de minimus contributor to the site contamination. The impact of the resolution of this matter on the Company's results of operations in a

(in thousands, except per-share amounts)

particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

The Company has environmental remediation obligations in connection with Arsynco's former manufacturing facility located in Carlstadt, New Jersey, which was closed in 1993 and is currently held for sale. During fiscal 2008, based on continued monitoring of the contamination at the site and the current proposed plan of remediation, the Company received an estimate from an environmental consultant stating that the costs of remediation could be between $7,846 and $9,574. As of June 30, 2008 a liability of $7,846 is included in the accompanying consolidated balance sheet. However, these matters, if resolved in a manner different from those assumed in current estimates, could have a material adverse effect on the Company's financial condition, operating results and cash flows when resolved in a future reporting period.

In connection with the environmental remediation obligation for Arsynco, the Company has filed a claim against BASF Corporation (BASF), the former owners of the Arsynco property. The Company alleges that BASF is liable for a portion of the cost to remediate, however, since collection is uncertain at this time, no asset has been recorded.

In March 2006, Arsynco received notice from the EPA of its status as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for a site described as the Berry's Creek Study Area. Arsynco is one of over 150 PRPs which have potential liability for the required investigation and remediation of the site. The estimate of the potential liability is not quantifiable for a number of reasons, including the difficulty in determining the extent of contamination and the length of time remediation may require. In addition, any estimate of liability must also consider the number of other PRPs and their financial strength. Based on prior practice in similar situations, it is possible that the State may assert a claim for natural resource damages with respect to the Arsynco site itself, and either the federal government or the State (or both) may assert claims against Arsynco for natural resource damages in connection with Berry's Creek; any such claim with respect to Berry's Creek could also be asserted against the approximately 150 PRPs which the EPA has identified in connection with that site. Any claim for natural resource damages with respect to the Arsynco site itself may also be asserted against BASF, the former owners of the Arsynco property. Since an amount of the liability can not be reasonably estimated at this time, no accrual is recorded for these potential future costs. The impact of the resolution of this matter on the Company's results of operations in a particular reporting period is not known. However, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition or liquidity.

One of the Company's subsidiaries was a defendant in a legal action alleging patent infringement. The patent in question covered a particular method of applying one of the products in the Company's Crop Protection segment. In September 2005, shortly before a trial was expected to begin, the parties agreed to a settlement. Under the terms of the settlement agreement, the Company was obligated to pay $1,375, of which $625 was paid in December 2005 and the remaining $750 will be paid in equal installments over the next five years. As of June 30, 2008, the balance is $450. As a result of the settlement, the Company recorded an intangible asset of $838 for the patent license, which is being amortized over its remaining life of 11 years, and a charge of $537, included in SG&A expense, for the fiscal year ended June 30, 2006.

A subsidiary of the Company markets certain agricultural chemicals which are subject to the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA). FIFRA requires that test data be provided to the Environmental Protection Agency (EPA) to register, obtain and maintain approved labels for pesticide products. The EPA requires that follow-on registrants of these products compensate the initial registrant for the cost of producing the necessary test data on a basis prescribed in the FIFRA regulations. Follow-on registrants do not themselves generate or contract for the data. However, when FIFRA requirements mandate that new test data be generated to enable all registrants to continue marketing a pesticide product, often both the initial and follow-on registrants establish a task force to jointly undertake the testing effort. The Company is presently a member of three such task force groups and historically, our payments have been in the range of $100 - $250 per year. The Company may be required to make additional payments in the future.

The Company leases office facilities in the United States, the Netherlands, Germany, France, China and Singapore expiring at various dates between December 2008 and April 2011. In addition, a domestic subsidiary leases a manufacturing facility under an operating lease expiring December 2009.

(in thousands, except per-share amounts)

At June 30, 2008, the future minimum lease payments for office facilities and equipment for each of the five succeeding years and in the aggregate are as follows:

Fiscal year	Amount
2009	$2,131
2010	1,687
2011	1,059
2012	89
2013	82
Thereafter	165
	$5,213

Total rental expense amounted to $1,868, $1,672 and $1,651 for fiscal 2008, 2007 and 2006, respectively.

In June 2006, the Company negotiated a lease termination with its landlord for the facility previously occupied by CDC and Magnum. In connection with the lease termination, the landlord and a third party entered into a long-term lease for which the Company guaranteed the rental payments by the third party through September 30, 2009. As of June 30, 2008, the aggregate future rental payments of the third party that are guaranteed by the Company are $382 and the fair value of this guarantee is deemed to be insignificant.

(17) Related Party Transactions

Certain directors of the Company are affiliated with law firms that serve as legal counsel to the Company on various corporate matters. During fiscal 2008, 2007 and 2006, the Company incurred legal fees of $342, $329 and $315, respectively, for services rendered to the Company by those law firms. The Company believes that the fees charged by those firms were at rates comparable to rates obtainable from other firms for similar services.

In November 2003, the Company formed a joint venture with Nufarm Americas, Inc. (Nufarm), a subsidiary of Australia-based Nufarm Limited. Each company owns 50% of the joint venture, named S.R.F.A., LLC. In June 2004, Nufarm and the Company each loaned $1,000 to S.R.F.A., with those loans being evidenced by demand notes that bear interest at 3.0% per annum. During fiscal 2005, S.R.F.A. repaid $500 of principal to each of Nufarm and the Company. The amounts due Nufarm at June 30, 2008 and 2007 are included as a note payable in the accompanying consolidated balance sheets.

(18) Other Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB provided a one-year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management believes the adoption of this statement is not expected to have a material impact on the consolidated financial position or results of operations and that the impact in 2009 will only be on Aceto's disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The provisions of SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007. The Company does not believe adopting the provisions of SFAS No. 159 will have a significant impact on its consolidated financial statements.

(in thousands, except per-share amounts)

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF No. 06-11). EITF No. 06-11 provides guidance regarding how an entity should recognize the tax benefit received as a result of dividends paid to holders of share-based compensation awards and charged to retained earnings according to SFAS No. 123(R), and will become effective in the first quarter of 2009. Management does not expect EITF No. 06-11 to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No 51" (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company must adopt these new requirements in its first quarter of fiscal 2010. The adoption of this statement will impact the manner in which the Company presents noncontrolling interests, but will not impact its consolidated financial position or results of operations.

In December 2007, the FASB approved the issuance of SFAS No. 141 (revised 2007) "Business Combinations" (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions for SFAS No. 141R are effective for fiscal years beginning after December 15, 2008 and are applied prospectively to business combinations completed on or after that date. Early adoption is not permitted. SFAS No. 141R is effective for the Company beginning in the first quarter of fiscal 2010. The Company is evaluating the impact of SFAS No. 141R on its results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities— An Amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 on its consolidated financial statements.

(19) Segment Information

The Company's business is organized along product lines into three principal segments: Health Sciences, Chemicals & Colorants and Crop Protection.

Health Sciences - includes the active ingredients for generic pharmaceuticals, vitamins, and nutritional supplements, as well as products used in preparing pharmaceuticals, primarily by major innovative drug companies, and biopharmaceuticals.

Chemicals & Colorants - includes a variety of specialty chemicals used in plastics, resins, adhesives, coatings, food, flavor additives, fragrances, cosmetics, metal finishing, electronics, air-conditioning systems and many other areas. Dye and pigment intermediates are used in the color-producing industries such as textiles, inks, paper, and coatings. Organic intermediates are used in the production of agrochemicals.

Crop Protection - includes herbicides, fungicides and insecticides that control weed growth as well as control the spread of insects and other microorganisms that can severely damage plant growth. The Crop Protection segment also includes a sprout inhibitor for potatoes and an herbicide for sugar cane. The Company changed the name of this segment from Agrochemicals to Crop Protection in 2007 to more accurately portray the markets in which it does business.

(in thousands, except per-share amounts)

The Company's chief operating decision maker evaluates performance of the segments based on net sales and gross profit. The Company does not allocate assets by segment because the chief operating decision maker does not review the assets by segment to assess the segments' performance, as the assets are managed on an entity-wide basis.

	Health Sciences	Chemicals & Colorants	Crop Protection	Consolidated Totals
2008				
Net sales	$211,481	$129,662	$ 18,448	$359,591
Net gross profit	44,612	18,782	3,911	67,305
2007				
Net sales	$170,691	$123,299	$ 19,483	$313,473
Net gross profit	33,007	16,556	4,930	54,493
2006				
Net sales	$166,725	$110,869	$ 19,734	$297,328
Gross profit	32,313	17,144	4,760	54,217
Unallocated cost of sales (1)				(3,259)
Net gross profit				$ 50,958

(1) Prior to July 2006, certain freight and storage costs were not able to be allocated to the segments. Effective July 2006, as a result of certain system improvements, all freight and storage costs are allocated to a particular segment. Total Company gross profit and margin were not affected by this change in allocation of costs. However, the comparison of gross profit by segment will be affected by the change in allocation of these costs.

Net sales and gross profit by source country for the years ended June 30, 2008, 2007 and 2006 were as follows:

	Net Sales			Gross Profit		
	2008	2007	2006	2008	2007	2006
United States	$ 207,839	$ 184,391	$ 184,395	$ 33,785	$ 29,779	$ 30,348
Germany	72,077	68,484	56,464	24,296	17,371	14,311
Netherlands	12,215	8,579	10,095	1,826	1,594	1,791
France	26,286	16,812	15,543	2,919	1,973	1,808
Asia-Pacific	41,174	35,207	30,831	4,479	3,776	2,700
Total	$ 359,591	$ 313,473	$ 297,328	$ 67,305	$ 54,493	$ 50,958

Sales generated from the United States to foreign countries amounted to $44,844, $35,540 and $29,152 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Long-lived assets by geographic region as of June 30, 2008 and June 30, 2007 were as follows were as follows:

	Long-lived assets	
	2008	2007
United States	$ 4,729	$ 5,229
Europe	3,734	3,967
Asia-Pacific	3,252	2,847
Total	$11,715	$12,043

(in thousands, except per-share amounts)

(20) Unaudited Quarterly Financial Data

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 2008 and 2007.

	For the quarter ended			
Fiscal year ended June 30, 2008	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
Net sales	$79,528	$77,105	$98,255	$104,703
Gross profit	14,563	12,479	16,043	24,220
Net income	1,294	908	3,294	7,977
Net income per diluted share	$ 0.05	$ 0.04	$ 0.13	$ 0.32

	For the quarter ended			
Fiscal year ended June 30, 2007	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Net sales	$74,725	$75,686	$75,879	$87,183
Gross profit	12,561	12,562	12,876	16,494
Net income	2,462	1,744	1,800	4,206
Net income per diluted share	$ 0.10	$ 0.07	$ 0.07	$ 0.17

The net income per common share calculation for each of the quarters is based on the weighted average number of shares outstanding in each period. Therefore, the sum of the quarters in a year does not necessarily equal the year's net income per common share.

Schedule II

ACETO CORPORATION AND SUBSIDIARIES

Valuation and Qualifying Accounts

For the years ended June 30, 2008, 2007 and 2006
(dollars in thousands)

Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
Year ended June 30, 2008					
Allowance for doubtful accounts	$ 491	$ 98	-	$ $112(a)	$ 477
Year ended June 30, 2007					
Allowance for doubtful accounts	$ 416	$ 132	-	$ 57(a)	$ 491
Year ended June 30, 2006					
Allowance for doubtful accounts	$ 427	$ 38	-	$ 49(a)	$ 416

(a) Specific accounts written off as uncollectible.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACETO CORPORATION

By /s/Leonard S. Schwartz
Leonard S. Schwartz
Chairman, President and
Chief Executive Officer

Date: September 4, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/Leonard S. Schwartz Leonard S. Schwartz	Chairman, President and Chief Executive Officer (Principal Executive Officer)	09-04-08
/s/Douglas Roth Douglas Roth	Secretary/Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	09-04-08
/s/Stanley Fischer Stanley Fischer	Director	09-04-08
/s/Robert Wiesen Robert Wiesen	Director	09-04-08
/s/Albert L. Eilender Albert L. Eilender	Director	09-04-08
/s/Hans C. Noetzli Hans C. Noetzli	Director	09-04-08
/s/William Britton William Britton	Director	09-04-08

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 4(a)(iii) to Registration Statement No. 2-70623 on Form S-8 (S-8 2-70623)).
3.2	Certificate of Amendment dated November 21, 1985 to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(ii) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1986).
3.3	Amended and restated by-laws of Aceto Corporation, effective as of February 2, 2005 (incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K dated February 2, 2005).
3.4	Amended and restated by-laws of Aceto Corporation, effective as of December 6, 2007 (incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K dated December 6, 2007).
10.1	Aceto Corporation 401(k) Retirement Plan, effective August 1, 1997, as amended and restated as of July 1, 2002 (incorporated by reference to Exhibit 10.1 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2004).
10.2	Supplemental Executive Retirement Plan, as amended and restated, effective June 30, 2004 and frozen as of December 31, 2004 (incorporated by reference to Exhibit 10.2 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2004).
10.3	Aceto Corporation Stock Option Plan (as Amended and Restated effective as of September 19, 1990) (and as further Amended effective June 9, 1992) (incorporated by reference to Exhibit 10(v)(b) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1992).
10.4	1998 Aceto Corporation Omnibus Equity Award Plan (incorporated by reference to Exhibit 10(v) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999).
10.5	Aceto Corporation 2002 Stock Option Plan (incorporated by reference to Exhibit 4(i) to Registration Statement No. 333-110653 on Form S-8).
10.6	Lease between Aceto Corporation and M. Parisi & Son Construction Co., Inc. for office space at One Hollow Lane, Lake Success, NY dated April 28, 2000 (incorporated by reference to Exhibit 10(vi) to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2000).
10.7	Lease between Aceto Corporation and M. Parisi & Son Construction Co., Inc. for office space at One Hollow Lane, Lake Success, NY dated April 28, 2000 (incorporated by reference to Exhibit 10(vi)(b) to the Company's annual report on Form 10-K for the year ended June 30, 2000).
10.8	Lease between CDC Products Corp. and Seaboard Estates for manufacturing and office space at 1801 Falmouth Avenue, New Hyde Park, NY dated October 31, 1999 (incorporated by reference to Exhibit 10(vi)(c) to the Company's annual report on Form 10-K for the year ended June 30, 2000).
10.9	Stock Purchase Agreement among Windham Family Limited Partnership, Peter H. Kliegman, CDC Products Corp. and Aceto Corporation (incorporated by reference to Exhibit 10(vii) to the Company's annual report on Form 10-K for the year ended June 30, 1999).
10.10	Asset Purchase Agreement among Magnum Research Corporation, CDC Products Corp., Roy Gross and Aceto Corporation (incorporated by reference to Exhibit 10 (viii) to the Company's annual report on Form 10-K for the year ended June 30, 2000).
10.11	Asset Purchase Agreement between Schweizerhall, Inc. and Aceto Corporation (incorporated by reference to Exhibit 10(ix) to the Company's annual report on Form 10-K for the year ended June 30, 2000).

10.12 Purchase and Sale Agreement among Schweizerhall Holding AG, Chemische Fabrik Schweizerhall, Schweizerhall, Inc., Aceto Corporation and Aceto Holding B.V., I.O. (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K dated April 4, 2001).

10.13 Loan Guarantee between Aceto Corporation and subsidiaries and Deutsche Bank AG dated March 22, 2001 (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K for the year ended June 30, 2001).

10.14 Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated May 10, 2002 (incorporated by reference to Exhibit 10.13 to the Company's annual report on Form 10-K for the year ended June 30, 2002).

10.15 Amendment and Waiver to Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated June 29, 2004 (incorporated by reference to Exhibit 10.15 to the Company's annual report on Form 10-K for the year ended June 30, 2004).

10.16 Waiver to Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated August 31, 2004 (incorporated by reference to Exhibit 10.16 to the Company's annual report on Form 10-K for the year ended June 30, 2004).

10.17 Share Purchase Agreement dated as of December 12, 2003 between Aceto Holding GmbH and Corange Deutschland Holding GmbH (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K dated December 31, 2003).

10.18 Aceto Corporation Supplemental Executive Deferred Compensation Plan, effective March 14, 2005 (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K dated March 14, 2005).

10.19 Form of purchase agreement between Shanghai Zhongjin Real Estate Development Company Limited and Aceto (Hong Kong) Limited dated November 10, 2004 (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2004).

10.20 Amendment and Waiver to Credit Agreement between Aceto Corporation and subsidiaries and JPMorgan Chase Bank dated June 26, 2007.

10.21 Aceto Corporation 2007 Long-Term Performance Incentive Plan (incorporated by reference to Exhibit 4(i) to Registration Statement No. 333-149586 on Form S-8).

21.1* Subsidiaries of the Company.

23.1* Consent of BDO Seidman, LLP.

31.1* Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2* Certification pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1* Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2* Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith

Exhibit 31.1

CERTIFICATION

I, Leonard S. Schwartz, certify that:

1. I have reviewed this annual report on Form 10-K of Aceto Corporation (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles; and

   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: September 4, 2008

/s/ Leonard S. Schwartz

Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Douglas Roth, certify that:

1. I have reviewed this annual report on Form 10-K of Aceto Corporation (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles; and

   c) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: September 4, 2008

/s/ Douglas Roth

Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

In connection with the Annual Report of Aceto Corporation, a New York corporation (the "Company"), on Form 10-K for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Leonard S. Schwartz, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to Section 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Leonard S. Schwartz
Chairman, President and Chief Executive Officer
(Principal Executive Officer)
September 4, 2008

Exhibit
32.2

CERTIFICATION

In connection with the Annual Report of Aceto Corporation, a New York corporation (the "Company"), on Form 10-K for the period ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas Roth, Chief Financial Officer of the Company, certify, pursuant to Section 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Douglas Roth
Chief Financial Officer
(Principal Financial and Accounting Officer)
September 4, 2008

Corporate Information

Directors

ALBERT L. EILENDER
Owner
WaterWays Advisory Services

STANLEY H. FISCHER
Attorney
Fischer and Burstein, P.C.

HANS C. NOETZLI
Industrial Advisor

LEONARD S. SCHWARTZ
Chairman, President and
Chief Executive Officer
Aceto Corporation

ROBERT A. WIESEN
Attorney and Partner
Clifton, Budd & DeMaria

WILLIAM N. BRITTON
Owner
TD AIM, LLC

Officers and Executives

THEODORE AYVAS
Director of Corporate
Communications and
Investor Relations

RAYMOND BARTONE
Vice President

ULF BENDER
Managing Director
*Pharma Waldhof GmbH**

DAVID BERCHER
Assistant Vice President

FRANK DEBENEDITTIS
Senior Vice President

DINA DONNELLY
Director of
International Transportation

MICHAEL FEINMAN
President
Aceto Agricultural
*Chemicals Corp.**

MARLENE FELIX
Assistant Vice President

ROY GOODMAN
Group Vice President

SEAN ISACSSON
Group Vice President

EDWARD KELLY
Assistant Vice President and
Controller

TERRY KIPPLEY
Assistant Vice President
Aceto Agricultural
*Chemicals Corp.**

JOHN LAROCCA
Vice President

LEONARD LAWTON
Group Vice President

VINCENT MIATA
Senior Vice President

SIMONE MILLER
Corporate Director
Environmental and
Regulatory Affairs

ALBERT MISEJE
Vice President

GARY MO
Managing Director
*Aceto (Shanghai) Ltd.**

ANDREAS MUENDS
Managing Director
Aceto Holding GmbH
*(Germany)**

PHILIPPE POTELLE
Managing Director
*Aceto France S.A.S.**

DAVID RIMMLER
Vice President

AMY ROGERS
Assistant Vice President and
Director of Transportation

DOUGLAS ROTH
Vice President and
Chief Financial Officer

JAMES SAMMER
Assistant Vice President

FRANCES SCALLY
Director of Financial
Reporting and Compliance

LEONARD S. SCHWARTZ
Chairman, President and
Chief Executive Officer

BRIAN SHAPIRO
Vice President

TERRY STEINBERG
Vice President

PRADEEP THAKUR
General Manager
Aceto Pharma India PVT. LTD.

PETER TOMASINO
Assistant Vice President

JAN VAN EIS
Managing Director
Aceto Holding B.V.
*(The Netherlands)**

ROGER WEAVING, JR.
Vice President

KEITH WILKINSON
Vice President

JASON YU
Managing Director
*Aceto Pte Ltd. (Singapore)**

* A wholly owned subsidiary

Shareholder Information

Corporate Headquarters

Aceto Corporation
One Hollow Lane
Lake Success, NY 11042
(516) 627-6000
www.aceto.com

Common Stock

NASDAQ Symbol: ACET

Investor Relations

Theodore Ayvas
Director of Corporate
Communications and
Investor Relations
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042
(516) 627-6000
(516) 627-6093 (fax)

Auditors

BDO Seidman, LLP
401 Broadhollow Road
Melville, NY 11747

Transfer Agent & Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone Inquiries: (877) 889-1996
Outside the U.S.: (201) 680-6685
Hearing Impaired–TDD: (800) 231-5469
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner/isd

ACETO

Aceto Corporate Office
One Hollow Lane
Lake Success, New York 11042
(516) 627-6000
www.aceto.com

END

61st ANNIVERSARY